YOUR COMMUNITY PARTNER

’s Ferry Bank

Slade's Ferry Bancorp

Annual Report 2004



Slade's Ferry Bank is paving the way for future generations in the SouthCoast by becoming a founder of Leadership SouthCoast.

Pictured (left to right) Mary Lynn D. Lenz, President and Chief Executive Officer, Slade's Ferry Bank

Deborah McLaughlin, Treasurer and Chief Financial Officer/ Chief Operations Officer, Slade's Ferry Bank

Dr. Antone C. Vieira, Jr., Executive Director, Corporate Programs & Partnerships, UMass Dartmouth



Decades ago, a group of SouthCoast community leaders founded Slade's Ferry Bank to serve the financial needs of the people in their neighborhoods. Their goal was to create a friendly place to bank that would understand the financial needs of local individuals and businesses.

While times have changed, our commitment to the community is unwavering.

We still make lending decisions at our Somerset headquarters. And we make educated decisions influenced by specific market forces here in the SouthCoast – knowledge gained by living and working alongside the people we serve.

In 2004, that solid community banking philosophy has translated, once again, into an exemplary financial performance. Our net income increased by 36 percent because our employees are invested in the success of our institution, and because customers have demonstrated their preference to partner with the only locally headquartered, publicly traded bank – Slade's Ferry.

Shareholder value is a top priority for our institution, but profits are never made at the expense of our community. We build our success upon your success. By helping you achieve financial strength, we are helping our institution become stronger. We are your neighbor, and your friend. Most importantly, Slade's Ferry Bank is your trusted community partner.

Sincerely,

Mary Lynn D. Lenz

Mary Lynn D. Lenz
President and Chief Executive Officer



PARTNERING WITH PEOPLE

Providing Access to Money When and Wher

In order for a financial institution to have staying power, it must be dynamic and adapt to changing customer needs. As technology has sped up the pace of life for customers today, convenience is key to winning loyalty. Some customers like to access their accounts at night in the privacy of their own home on their computer. Others want face-to-face contact, but need branches in locations close to home or work. In 2004, Slade's Ferry Bank made infrastructure changes to address each of these needs.

Internet banking capabilities were added to our portfolio of services in April. Our user-friendly interface is completely secure and has allowed our customers to access their funds at a moment's notice. From an organizational perspective, Internet banking has also provided us with a means of marketing new products and services to our customers in an uncluttered media environment and has reduced our cost per customer transaction.

A more transparent change in our branches has been the introduction of new technology on our platforms and teller stations that has enabled us to serve traditional customers in our branches faster and better understand their specific needs.

After analyzing demographic changes in our marketplace, we also determined that there was an underserved



Internet banking was added to our portfolio of services in 2004 and six months after its introduction, it's proved to be a valuable resource to our customers.

ou Need It

population in nearby Assonet. With the proposed extension of MBTA rail service into the SouthCoast, we determined that this rural town was a growth opportunity. Construction on a new branch in a heavily trafficked strip mall is slated to be complete in March 2005.

Whether clients choose technology or personal interface with Slade's Ferry Bank, their experience with their financial partner has exceeded expectations in 2004.

First-time homebuyer seminars were held throughout the year to attract potential mortgage clients.




Slade's Ferry Bank

New interior signage and faster transactions make banking more enjoyable for our retail customers.



PARTNERING WITH BUSINESSES

Creating Economic Growth

Many of our corporate customers have been with Slade's Ferry Bank since our founding. Both new and existing business clients appreciate our attentive service, our lending practices, and our competitive products. All commercial customers received one more reason to be satisfied with the introduction of cash management services in 2004.

With the click of a button, customers using our new cash management system can transfer money to maximize return on available cash or ensure that outstanding debts are covered. Customers with high transaction volumes or large inventories have found this new system especially useful.

In addition to assisting customers with their financial needs, we've also underwritten general business assistance programs at the Slade's Ferry Bank Business Research Center at UMASS/Dartmouth and Roger Williams University's Gabelli School of Business. We've participated in business expos, played leadership roles within area chambers of commerce and are a founding member of Leadership SouthCoast.

By nurturing new businesses and providing superior service to existing customers, we've partnered to create regional economic growth.

Jeff Botelho and Steven Anderson of J & J Marine Fabricating Inc.



Diane Hebert of Simply Elegant Floral.





Monte and Ron Ferris of Venus de Milo.



Alan and Kim Macomber of Corky & Company LLC.



PARTNERING WITH NON-PROFIT LEADERS

Enhancing Our Schools and Neighborhoods

Creating positive educational experiences is a goal of our community foundation. Through our T.E.A.C.H. (targeting education and children) initiative, we've focused our volunteer efforts and charitable giving on programs and capital expenditures that improve and/or enhance public education for children in the SouthCoast. By getting children excited to learn now, we hope to encourage them to be lifelong learners.

In 2004, we initiated a new partnership with a venerable institution, the Fall River Public Library. Although the library has been in existence since 1861, it is far from being staid. In fact, the enthusiastic children's librarian has created year-round programming that brings reading alive. During the Slade's Ferry Bank Summer Reading Program, for example, the children's section was transformed into a pirate's paradise, complete with an eight-foot ship, a parrot and a treasure map. Participants were encouraged to "Be a Bookaneer," by completing weekly reading challenges and participating in a series of pirate-themed events for the family. Those who rose to the reading challenge were rewarded at the end of the summer with a certificate redeemable for a book of their own, compliments of Slade's Ferry Bank.

Fun, innovation, and academic challenge are hallmarks

More than 40 local non-profit groups received grants from the Slade's Ferry Bank Foundation in 2004.





of Slade's Ferry Bank sponsorships and foundation grants. Partnering with parents, teachers and community leaders, we're investing in our community's future.



We support programming that is intended to create a safe, creative and educational environment for children in the SouthCoast.

DIRECTORS

Peter G. Collias, Esquire
Clerk/Secretary of Bancorp and Bank
Law Office of Peter G. Collias

Anthony Cordeiro
Principal, Anthony F. Cordeiro Insurance

Paul Downey
President, Sakonnet Properties, Inc.,

Melvyn A. Holland
Retired Certified Public Accountant

Mary Lynn D. Lenz
President/Chief Executive Officer, Slade's Ferry Bancorp
President/Chief Executive Officer, Slade's Ferry Trust Co.

Francis A. Macomber
President, LeComte's All Star Dairy, Inc.

Majed Mouded, MD
Physician

Shaun O'Hearn, Sr.
President – Bolger & O'Hearn, Inc.

Lawrence J. Oliveira, DDS
Orthodontist

Peter Paskowski
Past President – Slade's Ferry Trust Co.

Kenneth R. Rezendes, Sr.
Chairman, Slade's Ferry Bancorp
Chairman, Slade's Ferry Trust Co.
Chairman, K. R. Rezendes, Inc.

William J. Sullivan
President – Sullivan Funeral Homes, Inc.

Charles Veloza
President – Charlie's Oil Co., Inc.

David F. Westgate
Vice Chairman, Slade's Ferry Bancorp
Vice Chairman, Slade's Ferry Trust Co.
President, Quequechan Management Corporation

HONORARY DIRECTOR

William Q. MacLean, Jr.
Account Executive, Sylvia & Company Insurance Agency, Inc.
President and Treasurer, MacLean Consulting, Inc.

Slade's Ferry Bank

Pleasantly different.

www.sladesferry.com 1-800-643-7537

Convenient locations throughout Assonet, Fairhaven, Fall River,

New Bedford, Seekonk, Somerset and Swansea

Member FDIC

Equal Housing Lender

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Commission file number 000-23904

SLADE'S FERRY BANCORP.
(Exact name of registrant as specified in its charter)

MASSACHUSETTS (State or other jurisdiction of incorporation or organization)	04-3061936 (I.R.S. Employer Identification Number)
100 Slade's Ferry Avenue Somerset, Massachusetts (Address of principal executive offices)	02726 (Zip Code)

Registrant's telephone number, including area code: (508) 675-2121

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers persuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the voting stock of Slade's Ferry Bancorp, held by nonaffiliates of the registrant as of June 30, 2004 was approximately $63,100,223. On that date, there were 3,347,492 shares of Slade's Ferry Bancorp Common Stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for Annual Meeting of Shareholders May 11, 2005 is incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Forward-looking Statements

This Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the strength of the company's capital and asset quality. Other such statements may be identified by words such as "believes," "will," "expects," "project," "may," "developments," "strategic," "launching," "opportunities," "anticipates," "estimates," "intends," "plans," "targets" and similar expressions. These statements are based upon the current beliefs and expectations of Slade's Ferry Bancorp's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements:

(1) enactment of adverse government regulation;
(2) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues;
(3) the strength of the United States economy in general and specifically the strength of the New England economies may be different than expected, resulting in, among other things, a deterioration in overall credit quality and borrowers' ability to service and repay loans, or a reduced demand for credit, including the resultant effect on the Bank's loan portfolio, levels of charge-offs and non-performing loans and allowance for loan losses;
(4) changes in the interest rate environment may reduce interest margins and adversely impact net interest income; and
(5) changes in assumptions used in making such forward-looking statements.

Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Slade's Ferry Bancorp's actual results could differ materially from those discussed.

All subsequent written and oral forward-looking statements attributable to Slade's Ferry Bancorp or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth above. Slade's Ferry Bancorp does not intend or undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

As used throughout this report, the terms "we," "our," "us," or the "Company" refer to Slade's Ferry Bancorp and its consolidated subsidiaries.

ITEM 1

BUSINESS

General

Slade's Ferry Bancorp., a Massachusetts corporation, is a bank holding company headquartered in Somerset, Massachusetts with consolidated assets of $549.8 million, consolidated net loans and leases of $362.3 million, consolidated deposits of $399.9 million and consolidated shareholders' equity of $47.0 million as of December 31, 2004. We conduct our business principally through our wholly-owned subsidiary, Slade's Ferry Trust Company (referred to herein as the "Bank"), a Massachusetts-chartered trust company. As a bank holding company, we are subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the rules and regulations of the Federal Reserve Board (the "FRB") under the BHCA. We are additionally subject to the provisions of the Massachusetts General Laws applicable to commercial bank and trust companies and other depository institutions and their holding companies and applicable regulations of the Massachusetts Division of Banks (the "Division"). We are also subject to the rules and regulations of the Securities and Exchange Commission (the "SEC") as our common stock is registered with the SEC and is quoted on the Nasdaq Small Cap Market. The Bank's deposit accounts are insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to extensive regulation, examination and supervision by the Division as its primary corporate regulator, and by the FDIC as its deposit insurer and primary federal regulator. Any change in such laws and regulations, whether by the Division, the FDIC, the FRB or the SEC or through legislation, could have a material adverse impact on our operation.

Our main office is located at 100 Slade's Ferry Avenue, Somerset, Massachusetts, 02726, and our telephone number is (508) 675-2121. Slade's Ferry Bancorp was organized for the purpose of becoming the holding company of the Bank. Slade's Ferry Bancorp acquisition of the Bank was completed on April 1, 1990.

We had consolidated asset growth of $110.4 million or 25.1% and our level of deposits increased by $66.8 million, or by 20.0%, during 2004. Aside from deposits, we increased borrowings from the Federal Home Loan Bank of Boston (the "FHLB") by $29.8 million and the issue of subordinated debentures in March 2004 totaling $10.3 million. This activity funded an increase in loans totaling $30.8 million or 9.3%, and an increase in investments totaling $63.2 million or 108.1%.

While we evaluate opportunities to acquire other banks or bank facilities as they arise and may in the future acquire other banks, financial institutions, or bank facilities, we are not currently engaged in any such acquisition.

We are committed to the philosophy of serving the needs of customers within our market area. We believe that our comprehensive retail, small business, and commercial real estate products enable us to compete effectively. We do not have any major target accounts, nor do we derive a material portion of our deposits from any single depositor. We concentrate our operations in the area of retail banking and we service the needs of the local communities. Our loans are not concentrated within any single industry or group of related industries that would have any possible adverse effect on our business.

We currently have eight full service banking facilities extending east from Seekonk, Massachusetts to Fairhaven, Massachusetts. These facilities service numerous communities in Southeastern Massachusetts and contiguous areas of Rhode Island. We also provide limited banking services at the Somerset High School in Somerset, Massachusetts. We will open a tenth facility, located in Assonet, Massachusetts in early 2005. This branch will be a full-service banking office and will be a state-of-the-art facility, designed to provide superior customer convenience and service. Two branches, one each in the cities of New Bedford and Fall River were closed in 2004, as these offices were deemed by management to be unprofitable.

In June 1999, we established Slade's Ferry Preferred Capital Corporation, a real estate investment trust (the "REIT"). The REIT was formed to purchase certain designated, bank-owned real estate mortgage loans. The interest income derived on these loans was taxed at a reduced state tax rate.

On June 20, 2003, the Bank and the REIT entered into an agreement with the Massachusetts Department of Revenue (the "DOR") settling a dispute concerning the dividends received deduction through calendar year 2002 claimed or to be claimed by the Bank. Under the agreement, the Bank agreed to pay and the DOR agreed to abate 50% of all tax and interest assessed or unassessed relating to the REIT dividend deduction. Therefore, the previously unrecorded tax liability of $881,790, interest of $128,977 and federal and state tax benefits of $352,599 were recognized during the year ended December 31, 2003.

On December 8, 2003, the Bank, acting in its capacity as sole common stockholder of the REIT authorized the REIT's liquidation and dissolution. The REIT was subsequently liquidated and dissolved as of December 16, 2003.

We maintain four subsidiaries, all of which are wholly-owned by the Bank. Two of these, Slade's Ferry Securities Corporation ("SFSC"), and Slade's Ferry Securities Corporation II ("SFSCII") are Massachusetts securities corporations on which, under current Massachusetts law, income is taxed at 1.32%, as compared to the Massachusetts bank taxation rate of 10.5%. In exchange for this lower tax rate, the assets of any Massachusetts security corporation are limited to certain investment securities, including United States Treasury and agency securities, mortgage-backed investments, corporate debt securities and marketable equity securities. Investment securities with book values totaling $19.0 million and $36.8 million were held at SFSC and SFSC II respectively.

Slade's Ferry Realty Trust ("SFRT") owns and manages our land and buildings.

Slade's Ferry Loan Company ("SFLC") is a Rhode Island corporation founded for the purpose of generating loans in the State of Rhode Island. As the Bank has received authorization to generate loans in Rhode Island directly, SFLC is in the process of liquidation and dissolution. We expect the ultimate legal dissolution to occur in early 2005.

Our major customer base as of December 31, 2004 consists of approximately 24,800 personal savings, checking and money market accounts, and 6,550 personal certificates of deposit and individual retirement accounts. Our commercial base consists of approximately 1,700 checking, money market, corporate and certificate of deposit accounts.

As we grew in 2004, we remained committed to customer service. We are currently upgrading the systems utilized on the teller platform and in customer service areas to allow employees to serve customers more efficiently.

Services

We engage in a broad range of banking activities, including demand, savings, time deposits, related personal and commercial checking account services, real estate mortgages, commercial and installment lending, payroll services, money orders, travelers checks, Visa, MasterCard, debit card, safe deposit rentals and automatic teller machines. We also offer certain non-traditional banking services including investments, life insurance, annuities, and cash management services and we also provide a range of internet-based services for both consumer and commercial customers.

Lending Activities

Our loan portfolio consists primarily of residential and commercial real estate, construction and land development, commercial, home equity lines of credit and consumer loans originated primarily in our market area. There are no foreign loans outstanding. Interest rates charged by the Bank on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and the rates offered by its competitors. These factors are affected by general and economic conditions, monetary policies of the federal government, including the FRB, legislative tax policies and governmental budgetary matters. We originate residential equity lines of credit, fixed-rate equity loans, commercial business loans, consumer loans and commercial real estate loans. Total net loans were 65.9% of total assets at December 31, 2004, as compared to 75.4% of total assets at December 31, 2003. See Item 7, "Management's Discussion and Analysis of Financial Condition and Operating Results", for detailed portfolio information.

Multi-Family and Commercial Real Estate Lending. We originate multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, restaurants or retail facilities primarily located in our primary market area. Our multi-family and commercial real estate underwriting policies provide that such real estate loans may be made in amounts of up to 80% of the appraised value of the property, subject to our current loans-to-one-borrower limit of $8.0 million at December 31, 2004. Our multi-family and commercial real estate loans are generally made with terms of up to 20 years and are offered with interest rates that adjust periodically. In reaching a decision on whether to make a multi-family or commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service) of at least 1.20 times. Environmental impact surveys are generally required for all commercial real estate loans. Generally, all multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals. We may choose not to require a personal guarantee on such loans depending on the creditworthiness of the borrower and the amount of the down payment and other mitigating circumstances.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. We seek to minimize these risks through its underwriting standards.

Multi-family and commercial real estate loans totaled $192.8 million and comprised 52.6% of the total gross loan portfolio at December 31, 2004. At December 31, 2003, the multi-family and commercial real estate loan portfolio totaled $181.4 million, or 53.9% of total gross loans.

Residential Lending. We currently offer fixed-rate one-to-four family mortgage loans with terms from 10 to 30 years and a number of adjustable rate mortgage ("ARM") loans with terms of up to 30 years and interest rates which adjust every one or three years from the outset of the loan. The interest rates for the ARM loans are generally indexed to the applicable Constant Maturity Treasury ("CMT") Index, or other comparable indices. Our ARM loans generally provide for periodic (not more than 2%) and overall (not more than 6%) caps on the increase or decrease in the interest rate at any adjustment date and over the life of the loan.

The origination of adjustable-rate residential mortgage loans and short term fixed-rate mortgage loans, as opposed to 30-year fixed-rate residential mortgage loans, generally helps reduce our exposure to increases in interest rates. However, adjustable-rate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. Periodic and lifetime caps on interest rate increases help to reduce the risks associated with adjustable-rate loans but also limit the interest rate sensitivity of such loans. The continued period of low market interest rates has been the impetus for the Bank's customers to continue finance home purchases with fixed-rate loans or to refinance ARM loans into fixed-rate loans.

Generally, we originate one-to-four family residential mortgage loans in amounts of up to 95% of the appraised value or selling price of the property securing the loan, whichever is lower. Certain loans in our "First-Time Home Buyer" program allow for a 97% loan-to-value ("LTV") ratio. Private mortgage insurance ("PMI") may be required for loans with a LTV ratio of greater than 80%. Mortgage loans we originate generally include due-on-sale clauses, which provide us with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without our consent. Due-on-sale clauses are an important means of adjusting the yields on our fixed-rate mortgage loan portfolio and we have generally exercised our rights under these clauses. We require fire, casualty, title, and, in certain cases, flood insurance on all properties securing real estate loans we make.

In an effort to provide financing for moderate income and first-time homebuyers, we offer Federal Housing Authority ("FHA") and Veterans Administration ("VA") loans and we have our own First-Time Home Buyer loan program. These programs offer residential mortgage loans to qualified individuals. These loans are offered with adjustable- and fixed-rates of interest and terms of up to 30 years. Such loans may be secured by a one- to-four family residential property, in the case of FHA and VA loans, and must be secured by a single-family owner-occupied unit in the case of First-Time Home Buyer loans. These loans are originated using modified underwriting guidelines, in the case of FHA and VA loans, and the same underwriting guidelines as our other one-to-four family mortgage loans in the case of First-Time Home Buyer loans. Such loans may be originated in amounts of up to 97% of the lower of the property's appraised value or the sale price. Private mortgage insurance is required on all such loans with loan to values in excess of 80%.

We generally underwrite our residential real estate loans to comply with secondary market standards established by the Federal National Mortgage Association. Although loans are underwritten to standards that make them readily salable, we have not chosen to sell these loans, rather to maintain them in portfolio, consistent with our income and interest rate risk management targets.

Residential real estate loans totaled $97.5 million and comprised 26.6% of the total loan portfolio at December 31, 2004. At December 31, 2003, the residential real estate loan portfolio totaled $88.0 million, or 26.1% of total gross loans.

Commercial loans. Our commercial business loan portfolio consists of loans and lines of credit predominantly collateralized by inventory, furniture and fixtures, and accounts receivable. In assessing the collateral for these loans, management applies a 50% liquidation value to inventories; 25% to furniture, fixtures and equipment; and 70% to accounts receivable less than 90 days of invoice date. Like commercial real estate loans, the successful repayment of these loans is dependent on the operations of the business to which the loan is made. Accordingly, these loans carry a higher level of credit risk than loans secured by real estate. To alleviate some of this risk, credit enhancements, such as personal guarantees or additional collateral are often taken.

Commercial loans totaled $26.6 million and comprised 7.3% of the total gross loan portfolio at December 31, 2004. At December 31, 2003, the commercial loan portfolio totaled $34.0 million, or 10.1% of total gross loans.

Construction Lending. We originate fixed-rate construction loans for the development of one-to-four family residential properties, primarily located in our primary market area. Although we do not generally make loans secured by raw land, our policies permit the origination of such loans. Construction loans are generally offered to experienced local developers operating in our primary market area and, to a lesser extent, to individuals for the construction of their primary residence. Construction loans are generally offered with terms of up to 12 months and may be made in amounts of up to 70% of the appraised value of the property, as improved. In the case of construction loans to individuals for the construction of their primary residence, loans up to 90% of the appraisal value may be made. Loans made to individuals are generally written on a construction-to-permanent basis. Land loans of up to 80% of the appraised value may be made. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspections by our lending officers warrant. Generally, if the borrower is a corporation, partnership or other business entity, personal guarantees by the principals are required for all construction loans.

Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction and other assumptions, including the estimated time to sell residential properties. If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Construction and land development loans totaled $24.2 million and comprised 6.6% of the total gross loan portfolio at December 31, 2004. At December 31, 2003, the construction and land development loan portfolio totaled $10.3 million, or 3.1% of total gross loans.

Home Equity Lines of Credit. Substantially all of our home equity lines of credit are secured by second mortgages on owner-occupied one-to-four family residences located in our primary market area. Our home equity lines of credit generally have interest rates, indexed to the Wall Street Journal Prime Rate, that adjust on a monthly basis. Home equity lines of credit generally have an 18% lifetime limit on interest rates. Generally, the maximum combined loan-to-value ratio on home equity lines of credit is 80%. The underwriting standards we employ for home equity lines of credit include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and, additionally, from any verifiable secondary income. Creditworthiness of the applicant is a primary consideration.

Home equity lines of credit totaled $23.1 million and comprised 6.3% of the total gross loan portfolio at December 31, 2004. At December 31, 2003, home equity line of credit portfolio totaled $18.3 million, or 5.5% of total gross loans.

Consumer Lending. Loans secured by rapidly depreciable assets such as recreational vehicles and automobiles entail greater risks than one-to-four family residential mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections on these loans are dependent on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the event of a default. Accordingly, we originate consumer loans typically based on the borrower's ability to repay the loan through continued financial stability. We endeavor to minimize risk by reviewing the borrower's repayment history on past debts, and assessing the borrower's ability to meet existing obligations on the proposed loans. Because of the proliferation of manufacturers' discount financing and automobile leasing, origination of automobile loans has diminished significantly in the last five years, accounting for the continued drop in volume of consumer loans.

Consumer loans totaled $2.5 million and comprised 0.7% of the total gross loan portfolio at December 31, 2004. At December 31, 2003, the consumer loan portfolio totaled $4.0 million, or 1.2% of total gross loans.

Loan Approval Procedures and Authority. The Bank's Board of Directors establishes the Bank's lending policies and loan approval limits. The Bank's Board of Directors has established a Loan Committee that considers and approves all loans within its designated authority as established by the Board. In addition, the Bank's Board of Directors has authorized certain officers to consider and approve all loans within their designated authority as established by the Board. The President, CEO and Senior Vice President have authority to approve loans to $250,000, and the Executive Committee has authority to approve loans to $500,000. For loans above $500,000, full Board approval is necessary.

Investing Activities

We utilize our investment portfolio as a temporary means of warehousing liquidity until the funds can be lent. The investment portfolio also serves to secure certain deposits and borrowings. We manage the investment portfolio to optimize earnings, while using the portfolio as a tool in managing interest rate risk. We use an independent investment advisor to assist us in our portfolio management function.

We utilize both a "held-to-maturity" account and an "available-for-sale" account, as defined in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", to manage the investment portfolio. Our investment policy requires Board approval before a trading account can be established. The held-to-maturity account was originally established for holding high-yielding municipal securities. During 2004, certain mortgage-backed securities designated as collateral for FHLB advances were also designated as held-to-maturity. Management has the ability and intent to hold these securities to their contractual maturity. Held-to-maturity securities totaled $37.8 million at December 31, 2004 while available-for-sale securities totaled $83.9 million as compared to $11.3 million and $47.2 million, respectively, at December 31, 2003.

We primarily utilize U.S. Government agency securities and agency-insured mortgage-backed securities as investment vehicles. High-quality corporate bonds and municipal securities are purchased when an exceptional opportunity to enhance investment yields arises. Purchases of these investments are limited to securities that carry a rating of "Baa1" (Moody's) or "BBB+" (Standard and Poor's), in order to control credit risk within the investment portfolio. Among other investment criteria, it is management's goal to maintain a total portfolio duration of less than 5 years. At December 31, 2004, the portfolio duration was estimated at 2.65 years, which is within the established portfolio duration limit.

Excess cash is sold on an overnight basis into federal funds or overnight deposits at the FHLB. At December 31, 2004 federal funds sold and overnight deposits totaled $18.8 million or 3.4% of total assets, as compared to $4.0 million, or 0.9% of total assets at December 31, 2003.

Under Massachusetts Law, the Bank is permitted to invest in marketable equity securities. Management views equity securities as a source of current income with tax advantages, as well as a source of capital gain income, given appreciation in the portfolio. Limits on asset quality, holding size, overall portfolio size and composition are in place to protect us from undue market risk. All equity securities are classified as available-for-sale.

Deposit Activities

We seek to develop relationships with our customers in order to become the customer's primary bank. We have developed programs that stress multiple account relationships in order to increase the level of "core deposits" in our portfolio. Management views a customer's checking account as the primary relationship account and, accordingly, emphasizes the growth of checking accounts in its strategic plans. Aside from checking accounts being a consistent, low-cost source of funds, they provide a source of non-interest income in the form of service charges and insufficient funds fees.

Deposits are obtained from individuals and from small and medium-sized businesses in the local market area. Our customer base is diverse, and accordingly different product suites are offered to different groups of customers. The suites range from accounts that serve the basic service needs of any customer, such as free checking and statement savings accounts, to our "Coastal" product suite, which addresses the particular needs of high-balance customers. Additionally, small and medium-sized businesses have suites of products that address their particular needs. We also attract deposits from municipalities and other government agencies. We do not solicit or accept brokered deposits. We offer a full line of deposit products including checking and NOW accounts, savings accounts, money market accounts, and certificates of deposit. We offer debit cards to its checking and savings customers.

Customers have access to deposit funds at any of our nine branch offices, all of which are equipped with Automated Teller Machines. Additionally, the Bank is a member of the NYCE Network, enabling customers to have access to their funds worldwide. We also provide balance inquiry and funds transfer telephonically. Our website, www.sladesferry.com, provides customers with the ability to manage their accounts and pay bills online. Business customers who utilize our cash management program have the ability to transfer funds and originate wire transfers or ACH transactions through the website as well.

As a general rule, management systematically reviews the deposit accounts it offers to determine if the products meet both the customers' needs and our asset/liability management goals. This review is the responsibility of the Pricing Committee of the Bank's Board of Directors, which meets weekly to determine products and pricing practices consistent with overall earnings and growth goals. The Pricing Committee establishes deposit interest rates based on a variety of factors, including local economy, market interest rates, competitors' interest rates, and the need to fund loan demand. We set rates to be competitive, but not necessarily the highest rates in its market area. As competition for deposits has intensified with the larger financial institutions in our market area, we introduced the use of off-maturity "special" certificate accounts. We actively market our other products to new depositors garnered through the use of specials, in order to cross-sell additional products and services, and thereby establish a continued banking relationship.

In order to offset the potentially adverse effects of early withdrawal, we generally charge an early withdrawal penalty on certificates of deposit in an amount equal to three months' interest on accounts with original maturities of one year or less, and six months' interest on accounts with an original maturity of greater than one year. Interest credited to a certificate account during any term may be withdrawn without penalty at any time during the term. Upon renewal of a certificate account, only interest credited during the renewal term may be withdrawn without penalty.

Non-Deposit Investment Products

We offer a variety of mutual funds, annuities, and insurance products offered through third-party sales arrangements with Linsco Private Ledger, Inc. and the Savings Bank Life Insurance Company of Massachusetts ("SBLI").

Borrowing Activities

In order to fund additional asset growth, we have the ability to borrow at the FHLB of Boston. The FHLB limits borrowings to 30% of assets, and limits FHLB stock purchases to 4.5% of total borrowings. These borrowings are collateralized by our residential loan portfolio, certain commercial real estate loans, and certain U.S. agency securities and agency-insured mortgage-backed securities. Management views borrowing as not only a funding mechanism, but as a tool to manage the levels of interest rate risk inherent in the balance sheet. In addition, we maintain borrowing lines of credit with correspondent banks to meet short-term liquidity needs.

During this period of historically low market interest rates we have utilized FHLB advances to enhance our interest rate risk position. In prior years, we had used amortizing advances to "match-fund" certain commercial loans. As management has taken a whole-balance sheet approach to interest rate risk management, the use of matched funding strategies, and consequently, the use of long-term amortizing advances, has decreased, in favor of the use of bullet advances, deployed in a laddered approach. Because the FHLB attaches significant prepayment penalties to long-term advances, management does not anticipate prepayment of the amortizing advances.

Competition

The banking business in our market area is highly competitive. We actively compete for both loans and deposits with local branches of nationwide and regional banks, as well as local banks and credit unions. We also compete with money market funds, consumer mortgage and finance companies, financing subsidiaries of durable goods manufacturers, and insurance companies. Many of the major commercial banks or other affiliates in our service areas offer services such as international banking and trust services that we do not currently offer directly.

In order to expand our market area, we are opening a new branch office located in the town of Assonet, Massachusetts. We believe that the addition of this branch will add to the diversity in our loan portfolio and add a new pool of potential depositors.

Employees

At December 31, 2004, we had 125 full-time and 47 part time employees. We believe that employee relations are good, and there are no known disputes between management and employees.

All employees are eligible to participate in our Retirement Savings 401(k) Plan and Profit Sharing Plan. Additionally, certain officers may participate in the Slade's Ferry Bancorp Stock Option Plan, and certain executive officers may participate in a supplemental executive retirement program.

Our performance-based incentive programs for officers and employees have supported, and will continue to support our growth, by giving employees a stake in our overall performance and for balancing profit, growth and productivity.

Holding Company Regulation

Federal Regulation

Capital Requirements. The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The FRB capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets, with at least one-half of that amount consisting of Tier I, or core capital, and up to one-half of that amount consisting of Tier II, or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common shareholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill and, with certain exceptions, intangibles. Tier II capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for the bulk of assets which are typically held by a bank holding company, including multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Single-family residential first mortgage loans which are not past-due (90 days or more) or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the FRB requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital to total assets of 3.0%. Total assets for this purpose does not include goodwill and any other intangible assets and investments that the FRB determines should be deducted from Tier I capital. The FRB has announced that the 3.0% Tier I leverage capital ratio requirement is the minimum for the top-rated bank holding companies without any supervisory, financial or operational weaknesses or deficiencies or those that are not experiencing or anticipating significant growth. Other bank holding companies are expected to maintain Tier I leverage capital ratios of at least 4.0% to 5.0% or more, depending on their overall condition.

The Company is in compliance with the above-described FRB regulatory capital requirements.

Activities. The BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, without prior approval of the FRB. No approval under the BHCA is required, however, for a bank holding company already owning or controlling 50% of the voting shares of a bank to acquire additional shares of such bank.

The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the FRB is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the FRB has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In making such determinations, the FRB is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

In addition, a bank holding company that does not qualify and elect to be treated as a financial holding company under the Gramm-Leach-Bliley Financial Services Modernization Act is generally prohibited from engaging in, or acquiring, direct or indirect control of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be permissible. Bank holding companies that do qualify as a financial holding company may engage in activities that are financial in nature or incident to activities which are financial in nature. Bank holding companies may qualify to become a financial holding company if it meets certain criteria set forth by the FRB.

Beginning June 1, 1997, the Interstate Banking Act permitted federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act before June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation before that date. Accordingly, beginning June 1, 1997, the Interstate Banking Act permitted a bank, such as the Bank, to acquire an institution by merger in a state other than Massachusetts unless the other state had opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes de novo branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Massachusetts Regulation

The Company as a Massachusetts-chartered Company is governed by the Massachusetts Business Corporation Law and the Company's Articles of Organization and Bylaws. Under the Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a savings bank, is regulated as a bank holding company. The Company or the Bank would become a Massachusetts bank holding company if the Company acquired a second banking institution and operated it separately from the Bank or the Bank acquired a banking institution.

Acquisition of the Company or the Bank

Federal Restrictions. Under the federal Change in Bank Control Act, any person (including a company), or group acting in concert, seeking to acquire control of the Company or the Bank will be required to submit prior notice to the FRB. Under the Change in Bank Control Act, the FRB has 60 days within which to act on such notices, taking into consideration factors, including the financial and managerial resources of the acquirer, the convenience and needs of the communities served by the Company and the Bank, and the anti-trust effects of the acquisition. The term "control" is defined generally under the BHCA to mean the ownership or power to vote 25% or more of any class of voting securities of an institution or the ability to control in any manner the election of a majority of the institution's directors. Additionally under the Bank Merger Act sections of the Federal Deposit Insurance Act, the prior approval of an insured institution's primary federal regulator is required for an insured institution to merge with or transfer assets to another insured institution or an uninsured institution.

The Sarbanes-Oxley Act

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from the type of corporate wrongdoing that occurred in Enron, WorldCom and similar companies. The Sarbanes-Oxley Act's principal legislation includes:

- the creation of an independent accounting oversight board;
- auditor independence provisions which restrict non-audit services that accountants may provide to their audit clients;
- additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
- an increase in the oversight of, and enhancement of, certain requirements relating to audit committees of public companies and how they interact with the Company's independent auditors;

- requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

- requirement that companies disclose whether at least one member of the committee is an "audit committee financial expert" (as such term is defined by the Securities and Exchange Commission) and if not, why not;

- expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

- a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

- disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;

- mandatory disclosure by analysts of potential conflicts of interest; and

- a range of enhanced penalties for fraud and other violations.

Although the Company has and will continue to incur additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, such compliance will not have a material impact on its results of operations or financial condition.

Federal Securities Law

The Company's common stock is registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Thus, the Company is subject to information, proxy solicitation, insider trading restrictions, and other requirements under the Exchange Act.

Bank Regulation

Massachusetts Banking Regulation

General. The Bank is subject to Massachusetts statute and the rules and regulations of the Division establishing the powers of the Bank, investment limitations and minimum standards relative to the security and protection of the Bank for the benefit of Bank employees and the general public.

Loans-to-One-Borrower Limitations. With specified exceptions, the total obligations of a single borrower to a Massachusetts-chartered commercial bank and trust company may not exceed 20% of shareholders' equity. A commercial bank and trust company may lend additional amounts up to 100% of its retained earnings account if secured by collateral meeting the requirements of the Massachusetts banking laws. The Bank currently complies with applicable loans-to-one-borrower limitations.

Dividends. Under the Massachusetts banking laws, a commercial bank and trust company may, subject to several limitations, declare and pay a dividend on its capital stock out of the Bank's net profits. A dividend may not be declared, credited or paid by a stock trust company so long as there is any impairment of capital stock. No dividend may be declared on the Bank's common stock for any period other than for which dividends are declared upon preferred stock, except as authorized by the Commissioner of the Division. The approval of the Commissioner is also required for a commercial bank and trust company to declare a dividend, if the total of all dividends declared by the commercial bank and trust company in any calendar year shall exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.

In addition, federal law may also limit the amount of dividends that may be paid by the Bank. See "– Federal Banking Regulation – Prompt Corrective Action."

Examination and Enforcement. The Division is required to periodically examine commercial bank and trust companies at least once every calendar year or at least once each 18-month period if the commercial bank and trust company qualifies as well capitalized under the prompt corrective action provisions of the Federal Deposit Insurance Act. See "– Federal Banking Regulation – Prompt Corrective Action."

Community Reinvestment Act. The Bank is subject to provisions of the Massachusetts Community Reinvestment Act, which are similar to those imposed by the federal Community Reinvestment Act with the exception of the assigned exam ratings. Massachusetts banking law provides for an additional exam rating of "high satisfactory" in addition to the federal Community Reinvestment Act ratings of "outstanding," "satisfactory," "needs to improve" and "substantial noncompliance." The Division is required to consider a bank's Massachusetts Community Reinvestment Act rating when reviewing the Bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. The Massachusetts Community Reinvestment Act requires the Division to assess a bank's compliance and to make such assessment available to the public. The Bank's latest Massachusetts Community Reinvestment Act rating, from an exam dated April 1, 2004, was a rating of "Satisfactory."

Federal Banking Regulation

Capital Requirements. FDIC regulations require Bank Insurance Fund-insured banks, such as the Bank, to maintain minimum levels of capital. The FDIC regulations define two classes of capital known as Tier 1 and Tier 2 capital.

The FDIC regulations establish a minimum leverage capital requirement for banks in the strongest financial and managerial condition, with a rating of 1 (the highest examination rating of the FDIC for banks) under the Uniform Financial Institutions Rating System, of not less than a ratio of 3.0% of Tier 1 capital to total assets. For all other banks, the minimum leverage capital requirement is 4.0%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution.

The FDIC regulations also require that banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of a ratio of total capital (which is defined as the sum of Tier 1 capital and Tier 2 capital) to risk-weighted assets of at least 8% and a ratio of Tier 1 capital to risk-weighted assets of at least 4%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.

The federal banking agencies, including the FDIC, have also adopted regulations to require an assessment of an institution's exposure to declines in the economic value of a bank's capital due to changes in interest rates when assessing the Bank's capital adequacy. Under such a risk assessment, examiners will evaluate a bank's capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors.

Institutions with significant interest rate risk may be required to hold additional capital. The agencies also issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy. The Bank was considered "well-capitalized" under FDIC guidelines at December 31, 2004.

Activity Restrictions on State-Chartered Banks. Section 24 of the Federal Deposit Insurance Act ("FDIA"), as amended, which was added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), generally limits the activities and investments of state-chartered FDIC insured banks and their subsidiaries to those permissible for national banks and their subsidiaries, unless such activities and investments are specifically exempted by Section 24 or consented to by the FDIC.

Section 24 provides an exception for investments by a bank in common and preferred stocks listed on a national securities exchange or the shares of registered investment companies if:

(1) The Bank held such types of investments during the 14-month period from September 30, 1990 through November 26, 1991;

(2) The state in which the Bank is chartered permitted such investments as of September 30, 1991; and

(3) The Bank notifies the FDIC and obtains approval from the FDIC to make or retain such investments. Upon receiving such FDIC approval, an institution's investment in such equity securities will be subject to an aggregate limit up to the amount of its Tier 1 capital.

The Bank received approval from the FDIC to retain and acquire such equity investments subject to a maximum permissible investment equal to the lesser of 100% of the Bank's Tier 1 capital or the maximum permissible amount specified by the FDIA. Section 24 also provides an exception for majority owned subsidiaries of a bank, but Section 24 limits the activities of such subsidiaries to those permissible for a national bank, permissible under Section 24 of the FDIA and the FDIC regulations issued pursuant thereto, or as approved by the FDIC.

Before making a new investment or engaging in a new activity not permissible for a national bank or not otherwise permissible under Section 24 of the FDIC regulations thereunder, an insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless the Bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the FDIC insurance funds.

Enforcement. The FDIC has extensive enforcement authority over insured state-chartered commercial bank and trust companies, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices.

The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state bank if that bank is "critically undercapitalized." For this purpose, "critically undercapitalized" means having a ratio of tangible capital to total assets of less than 2%. The FDIC may also appoint a conservator or receiver for a state bank on the basis of the institution's financial condition or upon the occurrence of certain events.

Deposit Insurance. Pursuant to FDICIA, the FDIC established a system for setting deposit insurance premiums based upon the risks a particular institution poses to its deposit insurance fund. Under the risk-based deposit insurance assessment system, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the most recent quarterly report filed with the applicable bank regulatory agency prior to the assessment period. The three capital categories are: (1) well capitalized, (2) adequately capitalized and (3) undercapitalized, using capital ratios that are substantially similar to the prompt corrective action capital ratios discussed below. See "-Federal Banking Regulation - Prompt Corrective Action" below. The FDIC also assigns an institution to a supervisory subgroup based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Any increase in insurance assessments could have an adverse effect on the earnings of insured institutions, including the Bank.

Under the FDIA, the FDIC may terminate the insurance of an institution's deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Transactions with Affiliates of the Bank. Transactions between an insured bank, such as the Bank, and any of its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the Bank. A subsidiary of a bank that is not also a depository institution is not treated as an affiliate of the Bank for purposes of Sections 23A and 23B.

Section 23A:

- limits the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and retained earnings, and limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and retained earnings; and

- requires that all such transactions be on terms that are consistent with safe and sound banking practices.

The term "covered transaction" includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amounts. In addition, any covered transaction by a bank with an affiliate and any purchase of assets or services by a bank from an affiliate must be on terms that are substantially the same, or at least as favorable to the Bank, as those that would be provided to a non-affiliate.

Effective April 1, 2003, the Federal Reserve Board, or FRB, rescinded its interpretations of Sections 23A and 23B of the FRA and replaced these interpretations with Regulation W. In addition, Regulation W makes various changes to existing law regarding Sections 23A and 23B, including expanding the definition of what constitutes an affiliate subject to Sections 23A and 23B and exempting certain subsidiaries of state-chartered banks from the restrictions of Sections 23A and 23B. We do not expect that the changes made by Regulation W will have a material adverse effect on our business.

The Bank's authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital. The regulations allow small discounts on fees on residential mortgages for directors, officers and employees. In addition, extensions for credit in excess of certain limits must be approved by the Bank's Board of Directors.

Section 402 of the Sarbanes-Oxley Act of 2002 prohibits the extension of personal loans to directors and executive officers of issuers (as defined in Sarbanes-Oxley). The prohibition, however, does not apply to mortgages advanced by an insured depository institution, such as The Bank, that are subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act.

Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), any insured depository institution, including the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FDIC, in connection with its examination of a commercial bank and trust company, to assess the depository institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications for additional branches and acquisitions.

The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of an institution's CRA rating. The Bank received a "Satisfactory" rating on its last CRA exam on April 1, 2004.

Safety and Soundness Standards. Pursuant to the requirements of the FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

In addition, the FDIC adopted regulations to require a bank that is given notice by the FDIC that it is not satisfying any of such safety and soundness standards to submit a compliance plan to the FDIC. If, after being so notified, a bank fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the FDIC may issue an order directing corrective and other actions of the types to which a significantly undercapitalized institution is subject under the "prompt corrective action" provisions of the FDICIA. If a bank fails to comply with such an order, the FDIC may seek to enforce such an order in judicial proceedings and to impose civil monetary penalties.

Prompt Corrective Action. The FDICIA also established a system of prompt corrective action to resolve the problems of undercapitalized institutions. The FDIC, as well as the other federal banking regulators, adopted regulations governing the supervisory actions that may be taken against undercapitalized institutions. The regulations establish five categories, consisting of "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a bank's capital decreases within the three undercapitalized categories. All banks are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the Bank would be undercapitalized.

Federal Reserve System

Under Federal Reserve Board regulations, the Bank is required to maintain noninterest-earning reserves against its transaction accounts. Current Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $47.6 million or less, subject to adjustment by the Federal Reserve Board. Total transaction accounts in excess of $47.6 million are required to have a reserve of 10% held against them, which are also subject to adjustment by the Federal Reserve Board. The first $7.0 million of otherwise reservable balances, subject to adjustments by the Federal Reserve Board, are exempted from the reserve requirements. The Bank is in compliance with these requirements. Because required reserves must be maintained in the form of vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank system, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank of Boston (the "FHLB"), is required to acquire and hold shares of capital stock in the FHLB in an amount equal to at least 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2004 of $4.6 million. The Federal Home Loan Banks are required to provide funds for certain purposes including contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

The USA PATRIOT Act.

The Bank is subject to the USA PATRIOT Act, which gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements with respect to financial institutions:

- Pursuant to Section 352, *all* financial institutions must establish anti-money laundering programs that include, at minimum: (i) internal policies, procedures, and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

- Pursuant to Section 326, on May 9, 2003, the Secretary of the Department of Treasury, in conjunction with other bank regulators, issued Joint Final Rules that provide for minimum standards with respect to customer identification and verification. These rules, which became effective on October 1, 2003, require each financial institution to implement a written customer identification program appropriate for its size, location and type of business that includes certain minimum requirements.

- Section 312 requires financial institutions that establish, maintain, administer, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) to establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report instances of money laundering through those accounts.

- Section 318, which became effective December 25, 2001, prohibits financial institutions from establishing, maintaining, administering, or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and requires financial institutions to take reasonable steps to ensure that correspondent accounted provided to foreign banks are not being used to indirectly provide banking services to foreign shell banks. .

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Bank Holding Company Act and Bank Merger Act applications.

Recent Regulatory Examinations

During 2003, the Bank continued to operate under an informal agreement (Memorandum of Understanding) with the FDIC and Massachusetts Commissioner of Banks. This agreement was originally entered into in December 2000. Following completion of a joint examination in 2002, a revised Memorandum of Understanding was entered into during the first quarter of 2003. The FDIC, with concurrence from the Massachusetts Commissioner of Banks, terminated the aforementioned Memorandum of Understanding effective January 22, 2004.

As the result of a 2004 joint examination, on March 14, 2005, the Bank entered into an informal agreement (Memorandum of Understanding) with the FDIC and Massachusetts Commissioner of Banks under which the Bank agreed to certain recommendations designed to strengthen its policies and procedures for compliance with certain provisions of the Bank Secrecy Act.

ITEM 2

PROPERTIES

Our main office is located at 100 Slade's Ferry Avenue, Somerset, Massachusetts at the junctions of U.S. Routes 6, 138, and 103. We operate our business from eight full service banking offices located in Fairhaven, Fall River, New Bedford, Seekonk, Somerset and Swansea, Massachusetts. As of December 31, 2004, the following properties were owned through the Bank's wholly-owned subsidiary, Slade's Ferry Realty Trust:

	Location		Sq. Footage
Main Office	100 Slade's Ferry Avenue	Somerset, MA	42,000
North Somerset	2722 County Street	Somerset, MA	3,025
Linden Street	244-253 Linden Street	Fall River, MA	1,750
Brayton Avenue	855 Brayton Avenue	Fall River, MA	3,325
North Swansea	2388 G.A.R. Highway	Swansea, MA	2,960
Seekonk	1400 Fall River Avenue	Seekonk, MA	2,300
Fairhaven	75 Huttleston Avenue	Fairhaven, MA	13,000
Ashley Boulevard	833 Ashley Boulevard	New Bedford, MA	2,655

The office listed below is leased by the Bank with the indicated lease expiration date.

Brayton Avenue Drive Up Complex (expires July 2006)	16 Stevens St.	Fall River, MA	549

The main office building contains approximately 42,000 square feet of usable space which we occupy. We also operate a school banking facility located in the Somerset High School, Grandview Avenue, Somerset, Massachusetts that consists of 200 square feet. This facility provides basic banking services to students and school staff. The Seekonk office is an 8,800 square foot building of which we utilize 2,300 square feet and lease out the remainder.

We closed two branches during 2004. The first was a leased facility located at 838 Pleasant Street, New Bedford. The second was a branch located at 1601 South Main Street, Fall River. This property was sold in March 2005.

A new branch, located in Assonet, Massachusetts, was opened in March 2005. The branch will be leased. As of December 31, 2004 the leasing arrangements had not been finalized.

ITEM 3

LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings that would have a material impact on our consolidated financial condition and results of operations.

ITEM 4

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2004, no matters were submitted to a vote of our shareholders.

PART II

ITEM 5

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed in the Nasdaq Small Cap Market under the symbol SFBC. The following table sets forth the range of high and low bid price for our common stock as reported for the Nasdaq Small Cap Market by quarter for the two-year period ended December 31, 2004:

	2004		2003	
	High	Low	High	Low
1st Quarter	$ 24.00	$ 21.75	$ 14.26	$ 13.25
2nd Quarter	$ 22.00	$ 17.35	$ 15.77	$ 14.18
3rd Quarter	$ 22.94	$ 18.65	$ 18.50	$ 15.60
4th Quarter	$ 20.90	$ 19.01	$ 23.00	$ 18.55

During 2004, there were no shares repurchased.

As of March 15, 2005 there were 1,308 holders of an aggregate of 4,078,333 shares of common stock issued and outstanding.

Dividends - History and Policy

Slade's Ferry Bancorp, since its inception in 1990 and prior thereto the Bank, has consistently paid dividends to shareholders since 1961. We paid four quarterly cash dividends of $.09 per share for a total of $.36 per share during each of 2003 and 2004.

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Bank's operating results and financial condition. Our shareholders will be entitled to dividends only when, and if, declared by the our Board of Directors out of funds legally available. Under the Massachusetts Business Corporation Law, a dividend may not be declared if the corporation is insolvent or if the declaration of the dividend would render the corporation insolvent.

Chapter 172 Section 28 of the Massachusetts Statutes on Bank and Banking provides that a bank's Board of Directors may, subject to the restriction contained in the section, declare and pay dividends on capital stock out of net profits from time to time and to such extent as they deem advisable. However, under this provision, no cash dividend shall be paid unless, following the payment of such dividend, the capital stock and retained earnings account will be unimpaired.

The following table sets forth the aggregate information of our equity compensation plans in effect as of December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	215,290	$ 15.92	252,049
Equity compensation plans not approved by security holders	-	-	-
Total	215,290	$ 15.92	252,049

ITEM 6
SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected financial data for the last five years from the consolidated financial statements of Slade's Ferry Bancorp. The following information is only a summary and should be read in conjunction with our consolidated financial statements and notes (beginning on page F-3 herein.)

	Year Ended December 31,				
(Dollars in Thousands Except per Share Data)	2004	2003	2002	2001	2000
EARNINGS DATA					
Interest and Dividend Income	$ 24,106	$ 20,617	$ 22,037	$ 27,324	$ 28,186
Interest Expense	7,946	6,073	7,928	12,327	12,699
Net Interest Income	16,160	14,544	14,109	14,997	15,487
Provision (Benefit) for Loan Losses	376	(602)	(310)	750	1,200
Noninterest Income	2,505	2,214	2,533	1,769	1,857
Noninterest Expense	12,725	12,662	12,852	11,408	10,206
Income Before Income Taxes	5,564	4,698	4,100	4,608	5,938
Applicable Income Taxes	1,912	2,010	1,134	1,398	1,864
Net Income	3,652	2,688	2,966	3,210	4,074
PER SHARE DATA (1)					
Net Income-Basic	$ 0.90	$ 0.68	$ 0.76	$ 0.84	$ 1.09
Net Income-Diluted	$ 0.89	$ 0.67	$ 0.75	$ 0.84	$ 1.09
Cash Dividends	$ 0.36	$ 0.36	$ 0.36	$ 0.44	$ 0.40
Book Value (at end of period)	$ 11.56	$ 10.70	$ 10.45	$ 9.94	$ 9.41
Avg. Shs. Outstanding (Basic)	4,045,549	3,969,737	3,908,901	3,830,575	3,743,138
Shares Outstanding Year End	4,068,423	3,995,857	3,937,763	3,869,924	3,789,503
BALANCE SHEET DATA					
Assets	$ 549,832	$ 439,449	$ 398,375	$ 394,761	$ 88,619
Loans	366,805	336,094	265,012	253,884	256,153
Unearned Income	439	443	342	382	519
Allowance for Loan Losses	4,101	4,154	4,854	5,484	4,776
Loans, Net	362,265	331,497	259,816	248,018	250,849
Goodwill	2,173	2,173	2,173	2,173	2,400
Investments	126,305	61,487	80,618	96,401	88,109
Deposits	399,905	333,145	335,633	337,043	337,001
Shareholders' Equity	47,034	42,742	41,167	38,466	35,674
FINANCIAL RATIOS					
Net Interest Margin(2)	3.07%	3.90%	3.89%	4.18%	4.58%
Net Interest Spread (2)	3.43	3.47	3.31	3.34	3.75
Net Income as a Percentage of					
Average Assets	0.70	0.64	0.74	0.81	1.09
Average Equity	8.29	6.41	7.45	9.04	12.92
Dividend Payout Ratio	40.00%	53.22%	47.50%	52.63%	36.84%
Average Equity to Average Assets	8.55	10.05	9.93	9.00	8.45

(1) Earnings per share are computed based on the average number of shares of common stock outstanding during the year. On January 10, 2000, the Company declared a 5% stock dividend mailed to shareholders on February 9, 2000.

(2) Calculated on a fully taxable equivalent basis.

ITEM 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The purpose of Management's Discussion and Analysis is to focus on certain significant factors which have affected our operating results and financial condition, and to provide shareholders a more comprehensive review of the figures contained in the financial data of this report. The following discussion should be read in conjunction with our audited financial statements and notes thereto, included as pages F-1 through F-33 of this report.

2004 Items of Significance

- In March, 2004, we issued $10.3 million of subordinated debentures, which carry an adjustable interest rate of 270 basis points above the three month LIBOR. These debentures mature March 17, 2034. These debentures are viewed as "tier 1 capital" for regulatory purposes. As such, the capital may be leveraged to further enhance our operations through leverage or acquisition.
- In 2004, we recorded net income of $3.7 million or $0.89 per share on a diluted basis compared to $2.7 million or $0.67 per share on a diluted basis in 2003. This represents an increase of $964,000 or 35.8% in net income and $0.22 or 32.8% per share on a diluted basis between 2004 and 2003. This increase is due to an increase in net interest income of $1.6 million arising from our growth. Return on average equity for the year ended December 31, 2004 was 8.29%, as compared to 6.41% for the year ended December 31, 2003.
- Book value of our common stock increased from $10.70 at December 31, 2003 to $11.56 at December 31, 2004.
- Total assets increased by $110.4 million, or 25.1% from the fiscal year ended December 31, 2003.
- Total gross loans increased by $30.7 million, or 9.1% from the fiscal year ended December 31, 2003.
- Capital adequacy ratios continue to meet criteria of "well capitalized" under regulatory guidelines.

Financial Condition

Total assets increased by $110.4 million, or 25.1%, from $439.4 million at December 31, 2003 to $549.8 million at December 31, 2004. The increase in total assets during 2004 is the result of planned growth across the balance sheet. Total net loans increased from $331.5 million at December 31, 2003 to $362.3 million, an increase of $30.8 million or 9.3%, while the investment portfolio increased from $61.5 million at December 31, 2003 to $126.3 million at December 31, 2004, an increase of 105.4%. Growth in deposits funded the majority of the increase, as successful marketing campaigns and new product launches resulted in an increase in total deposits from $333.1 million at December 31, 2003 to $399.9 million at December 31, 2004, an increase of $66.8 million or 20.1%. Growth not funded through deposits was funded through the use of long-term FHLB advances.

Investment Portfolio

The main objectives of our investment portfolio are to achieve a competitive rate of return over a reasonable time period and to provide liquidity.

Our total investment portfolio increased from $61.5 million at December 31, 2003 to $126.3 million at December 31, 2004, an increase of 104.9%. The increase is the result of the investment of excess funds into agencies and mortgage-backed securities, both deposits and borrowings, which were raised in accordance with our strategic plans.

Certain mortgage-backed securities totaling $30.0 million were purchased during 2004 as a direct replacement of loans, as loan payoffs exceeded management's expectations. Mortgage-backed securities represented a replacement of these loan funds.

The current investment strategy has concentrated on the purchase of U.S. Government and agency obligations, and corporate bonds generally maturing or callable within five to seven years. The investment policy also permits investments in mortgage-backed securities, usually having a longer weighted average life. The investment policy, however, limits the duration of the aggregate investment portfolio to 5 years. At December 31, 2004, the portfolio duration was 2.65 years. We do not purchase investments with off-balance sheet characteristics, such as swaps, options, futures, or any other hedging activities that are called derivatives.

The held-to-maturity portfolio consists of mortgage-backed securities that can potentially secure borrowings from the FHLB and securities issued by states of the United States and political subdivisions of states. Held-to-maturity securities increased from $11.3 million at December 31, 2003 to $37.8 million at December 31, 2004. The increase is the result of the designation of certain mortgage-backed securities, purchased in replacement of loans, as held-to-maturity. Management has designated these securities to secure advances from the FHLB. We have the positive intent and ability to hold these securities to maturity.

The following table shows the amortized cost basis of the major categories of investment securities Held-to-Maturity for the years indicated:

	At December 31,		
(Dollars in Thousands)	2004	2003	2002
Obligations of States and Political Subdivisions of the States	$ 8,588	$ 11,299	$ 13,693
Mortgage-backed securities	29,185	1	2
Foreign Debt Securities	0	0	1
Total	$ 37,773	$ 11,300	$ 13,696

The following table shows the amortized cost basis and fair value of the major categories of Held-to-Maturity securities as of December 31, 2004:

(Dollars in Thousands)	Amortized Cost Basis	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities issued by states of the United States and political subdivisions of the states	$ 8,588	$ 340	$ 0	$ 8,928
Mortgage-backed securities	29,185	15	16	29,184
Total	$ 37,773	$ 355	$ 16	$ 38,112

In the following table, the amortized cost basis of held-to-maturity securities maturing within stated periods as of December 31, 2004, is shown with the weighted average interest yield from securities falling within the range of maturities:

(Dollars in Thousands)	Obligations of States & Political Subdivisions[(1)]	Mortgage-Backed Securities[(2)]	Total
Due in 1 year or less:			
Amount	$ 1,817	$ 0	$ 1,817
Yield	7.21%	0.00%	7.21%
Due in 1 to 5 years:			
Amount	4,222	0	4,222
Yield	5.88%	0.00%	5.88%
Due in 5 to 10 years:			
Amount	1,349	0	1,349
Yield	5.87%	0.00%	5.87%
Due after 10 years:			
Amount	1,200	29,185	30,385
Yield	6.41%	5.02%	5.07%
Amount	$ 8,588	$ 29,185	$ 37,773
Yield	6.23%	5.02%	5.29%

(1) Rates of tax-exempt securities are shown assuming a 34.3% tax rate.

(2) Mortgage-backed securities stated using contractual maturity.

Securities not designated as held-to-maturity are designated as available-for-sale. Although we do not anticipate the sale of these securities, the designation as available for sale allows us the flexibility to alter our investment strategies and sell these securities without potentially adverse accounting implications. Additionally, marketable equity securities have no maturity date must be designated as available-for-sale. These securities are carried on our books and records at fair value. The available-for-sale securities portfolio includes United States agency securities, agency-insured mortgage-backed securities, and corporate debt and equity securities. Available-for-sale securities increased from $47.2 million at December 31, 2003 to $83.9 million at December 31, 2004. This increase is the result of investment of excess funds raised in the Bank's marketing campaigns and investment of funds raised from the sale of non-performing loans.

The following table shows the amortized cost basis of the major categories of available-for-sale securities for the years indicated:

	At December 31,		
(Dollars in Thousands)	2004	2003	2002
U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies	$ 41,419	$ 27,932	$ 26,424
Mortgage-backed Securities	27,804	14,034	32,512
Corporate Debt Securities	9,364	1,658	2,673
Marketable Equity Securities	3,859	3,511	3,986
Mutual Funds with Maturities	1,217	0	0
Total	$ 83,663	$ 47,135	$ 65,595

In the following table, the amortized cost basis of available-for-sale securities (other than mutual funds or equity securities) maturing within stated periods as of December 31, 2004, is shown with the weighted average interest yield from securities falling within the range of maturities:

(Dollars in Thousands)	U.S. Treasury & Government Agencies	Mortgage-Backed Securities(1)	Corporate Debt Securities	Total
Due in 1 year or less:				
Amount	$ 1,505	$ 30	$ 702	$ 2,237
Yield	3.20%	5.80%	5.90%	4.08%
Due in 1 to 5 years:				
Amount	37,413	1,547	8,662	47,622
Yield	3.45%	4.94%	4.93%	3.77%
Due in 5 to 10 years:				
Amount	2,501	7,196	0	9,697
Yield	4.74%	4.77%	0.00%	4.76%
Due after 10 years:				
Amount	0	19,031	0	19,031
Yield	0.00%	4.53%	0.00%	4.58%
Amount	$ 41,419	$ 27,804	$ 9,364	$ 78,587
Yield	3.51%	4.60%	5.01%	4.09%

(1) Mortgage-backed securities stated using contractual maturity.

Investments in available-for-sale securities are carried at fair value on the balance sheet and are summarized as follows as of December 31, 2004:

(Dollars in Thousands)	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	$ 41,419	$ 73	$ 286	$ 41,206
Mortgage-backed securities	27,804	468	65	28,207
Corporate debt securities	9,364	149	29	9,484
Mutual funds with maturities	1,217	17	0	1,234
Marketable equity securities	3,859	203	311	3,751
Total	$ 83,663	$ 910	$ 691	$ 83,882

Also included in the investment portfolio are the Bank's required investment in FHLB stock and a $100,000 certificate of deposit that matures in 2005.

Loans

Our total loan portfolio increased from $331.5 million at December 31, 2003 to $362.3 million at December 31, 2004, an increase of $ 30.8 million or 9.3%. The increase is the result of continued loan growth initiatives, designed to invest the deposits and borrowings that were raised in accordance with our strategic plans. Loan originations for 2004 were $132.1 million. During the year, we experienced loan runoff of approximately $90.0 million, a higher than expected rate of runoff of existing loans, due to the result of loan sales and an active refinancing market. We also sold approximately $8.2 million of impaired and non-performing commercial and commercial real estate loans.

Although commercial real estate loans and commercial business loans have traditionally been our leading loan products, management has made considerable effort to diversify the loan portfolio over the past three years, adding significant levels of residential real estate loan products to the balance sheet. Management believes these loans will enhance our overall credit risk profile. At December 31, 2004, our one-to-four family mortgage loans totaled $97.5 million or 26.6% of total gross loans, compared with $88.0 million, or 26.2% of total gross loans outstanding at December 31, 2003, while home equity lines of credit totaled $23.1 million, or 6.3% of our total gross loans, compared to $18.3 million or 5.4% of total gross loans at December 31, 2003. Originations of residential real estate loans for the year ended December 31, 2004 totaled $20.6 million, while gross home equity lines of credit totaled $15.8 million. Unadvanced funds committed under home equity lines of credit totaled $19.6 million at December 31, 2004.

The commercial real estate loan portfolio was $192.8 million or 52.6% of total loans at December 31, 2004. At December 31, 2003, commercial real estate loans totaled $181.4 million or 54.0% of total gross loans. Commercial real estate loan originations totaled $54.9 million for the year ended December 31, 2004. At December 31, 2004, we had $24.2 million of advanced construction loans that amounted to 6.6% of our total gross loans, compared to $10.3 million or 3.1% of total gross loans at December 31, 2003. Construction loan originations totaled $25.3 million for the year ended December 31, 2003. Unfunded portions of construction loans totaled $11.4 million at December 31, 2004. Other commercial loans totaled $26.6 million or 7.3% of the total gross loan portfolio at December 31, 2004, compared to $34.0 million or 10.1% at December 31, 2003. The decline in the level of commercial loans is attributable to the general market conditions, as well as intensifying competition in our market area.

Consumer loans at December 31, 2004 amounted to $2.5 million, or 0.7% of total gross loans, as compared to $4.0 million or 1.2% of total gross loans at December 31, 2003.

The following table summarizes loans by category at the end of each of the last five years.

	At December 31,				
(Dollars in Thousands)	2004	2003	2002	2001	2000
Commercial, financial and agricultural	$ 26,606	$ 33,980	$ 30,455	$ 45,238	$ 49,331
Real estate - construction and land development	24,240	10,346	14,078	7,600	8,601
Real estate - residential	97,496	88,019	50,495	39,032	35,395
Real estate - commercial	192,822	181,401	154,161	148,415	146,846
Home equity lines of credit	23,131	18,330	8,606	2,377	2,078
Other consumer	2,510	4,018	7,217	11,222	13,902
Total Gross Loans	366,805	336,094	265,012	253,884	256,153
Allowance for Loan Losses	(4,101)	(4,154)	(4,854)	(5,484)	(4,776)
Unamortized adjustment to fair value	(0)	(0)	(0)	(0)	(9)
Unearned Income	(439)	(443)	(342)	(382)	(519)
Net Loans	$362,265	$331,497	$259,816	$248,018	$250,849

We have no foreign loans nor do we have any reportable concentrations of loans.

Loan portfolio rate sensitivity. In the current period of low interest rates, the origination of adjustable-rate loans has become increasingly rare. Additionally, our customer base tends to prefer fixed-rate mortgage loans to adjustable-rate loans. Accordingly, the portfolio of adjustable-rate loans has declined significantly during the past three years. Adjustable-rate mortgage loans totaled $6.1 million, or 6.3% of residential real estate loans. Substantially all of our equity lines of credit have interest rates that adjust monthly with the Wall Street Journal prime rate.

Additionally, the market for commercial and commercial real estate loans in our market area is intense. In response to the competition, we offer commercial real estate loans that adjust every five years, based on either the Wall Street Journal prime rate or the Treasury rate matching the adjustment period. Of the total commercial real estate loan portfolio, $173.6 million, or 90.1% have adjustable interest rates.

Of the total consumer loan portfolio, $1.1 million have adjustable interest rates, primarily tied to the rates paid on deposit accounts.

The following table shows the maturity distributions of selected loan categories at December 31, 2004:

(Dollars in Thousands)	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial, and agricultural	$ 11,185	$ 6,657	$ 8,764	$ 26,606
Real estate – construction and land development	0	752	23,488	24,240
Real estate – residential	33	1,521	95,942	97,496
Real estate – commercial	276	4,766	187,780	192,822
Home equity lines of credit	0	469	22,662	23,131
Other consumer	1,088	1,407	15	2,510
Total	$ 12,582	$ 15,572	$ 338,651	$ 366,805

The following table shows the amounts, included in the table above, which are due after one year and which have fixed interest rates and adjustable rates:

	Total Due After One Year		
(Dollars in Thousands)	Fixed Rate	Adjustable Rate	Total
Commercial, financial, and agricultural	$ 6,295	$ 9,126	$ 15,421
Real estate – construction and land development	11,082	13,158	24,240
Real estate – residential	91,405	6,058	97,463
Real estate – commercial	19,910	172,636	192,546
Home equity lines of credit	0	23,131	23,131
Other consumer	879	544	1,423
Total	$129,571	$224,653	$ 354,224

Loan Delinquencies. It is our policy to manage our loan portfolio in order to recognize problem loans at an early stage and thereby minimize loan losses. Loans are considered delinquent when any payment of principal or interest is one month or more past due. We generally commence collection procedures, however, when accounts are 15 days past due. We place a loan on non-accrual status when principal and interest payments are sporadic or no payments have been made, collateral coverage is insufficient and current financial data is not available. Generally, when a loan becomes past due 90 days or more, management discontinues the accrual of interest and reverses previously accrued interest. The loan remains in non-accrual status until the loan is current and six consecutive months of payments are made, then it is reclassified as an accruing loan. When a loan is determined to be uncollectible, it is charged off to the Allowance for Loan Losses or, if applicable, any real estate that is securing the loan is acquired through foreclosure, and recorded on the our books as Other Real Estate Owned.

Management defines non-performing assets to include non-accrual loans, loans past due 90 days or more and still accruing, restructured loans not performing in accordance with amended terms, and other real estate acquired through foreclosure.

The following table presents information regarding non-performing loans in the portfolio:

	December 31,				
(Dollars in Thousands)	2004	2003	2002	2001	2000
Non-accrual loans	$ 506	$ 407	$ 635	$ 1,138	$ 2,415
Loans 90 days or more past due and still accruing	0	0	8	444	335
Real estate acquired by foreclosure or substantively repossessed	0	0	0	0	0
Total non-performing assets	$ 506	$ 407	$ 643	$ 1,582	$ 2,750
Restructured debt performing in accordance with amended terms, not included above	$ 0	$ 198	$ 166	$ 186	$ 53
Percentage of non-accrual loans to total loans	0.13%	0.12%	0.24%	0.45%	0.94%
Percentage of non-accrual loans, restructured loans and real estate acquired by foreclosure or substantively repossessed to total assets	0.13%	0.18%	0.20%	0.34%	0.64%
Percentage of allowance for loan losses to non-accrual loans	810.47%	1,020.63%	764.20%	481.90%	197.76%

Non-accrual loans include restructured loans of $0 at December 31, 2004, $107,000 at December 31, 2003, $121,000 at December 31, 2002, $137,000 at December 31, 2001 and $153,000 at December 31, 2000.

Information with respect to non-accrual and restructured loans for the past five years ending December 31 is as follows:

	December 31,				
(Dollars in Thousands)	2004	2003	2002	2001	2000
Non-accrual loans	$ 506	$ 407	$ 635	$ 1,138	$ 2,415
Interest income that would have been recorded under original terms	$ 67	$ 41	$ 303	$ 109	$ 228
Interest income recorded during the period	$ 44	$ 30	$ 121	$ 6	$ 22

Allowance for Loan Losses. We maintain an allowance for probable losses that are inherent in the loan portfolio. The allowance for loan losses is increased by provisions charged to operations based on the estimated loan loss exposure inherent in the portfolio. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: an analysis of individual loans deemed to be impaired in accordance with the terms of Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan", general loss allocations for various loan types based on loss experience factors and an unallocated allowance which is maintained based on management's assessment of many factors including the risk characteristics of the portfolio, concentrations of credit, current and anticipated economic conditions that may effect borrowers' ability to pay, and trends in loan delinquencies and charge-offs. Realized losses, net of recoveries, are charged directly to the allowance. While management uses the currently available information in establishing the allowance for loan losses, adjustments to the allowance may be necessary if future economic conditions differ from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses.

As the composition of the loan portfolio gradually changes and diversifies from higher credit risk weighted loans, such as commercial real estate and commercial, financial and agricultural, to residential and home equity loans, a lower overall reserve allowance rate will be required. During 2004, the continued changes in the loan portfolio, stronger underwriting guidelines, the sale of commercial real estate loans previously deemed substandard, and overall improvement in credit quality of existing loans resulted in a decrease in the degree of credit risk embedded in the loan portfolio. Consequently, the allowance for loan loss remained relatively constant, decreasing from $4,154,000 at December 31, 2003 to $4,101,000 at December 31, 2004. After thorough review and analysis of the adequacy of the loan loss reserve during 2004, we recorded a provision for loan losses of $376,000, compared to a provision benefit of $602,000 recorded for the year ended December 31, 2003. The increased provision is primarily the result of the growth in the loan portfolio. Loans charged off were $525,000 in 2004 compared with $211,000 for the year ended December 31, 2003. We realized recoveries of previously charged-off loans totaling $96,000 for the year ended December 31, 2004 compared with recoveries totaling $113,000 for the year ended December 31, 2003. Management believes that the Allowance for Loan Losses of $4,101,000 as of December 31, 2004 is adequate to cover potential losses in the loan portfolio, based on current information available to management.

The table below illustrates the changes in the Allowance for Loan Losses for the periods indicated.

(Dollars in Thousands)	2004	2003	2002	2001	2000
Balance at January 1	$ 4,154	$ 4,854	$ 5,485	$ 4,776	$ 3,766
Charge-offs:					
Commercial	(62)	(10)	(337)	(73)	(194)
Real estate-construction	(0)	(0)	(0)	(0)	(0)
Real estate-mortgage	(446)	(169)	(20)	(0)	(23)
Installment/Consumer	(17)	(32)	(26)	(28)	(138)
	(525)	(211)	(383)	(101)	(355)
Recoveries:					
Commercial	60	55	17	15	50
Real estate-construction	0	0	0	0	0
Real estate-mortgage	25	44	38	29	92
Installment/Consumer	11	14	7	16	23
	96	113	62	60	165
Net Charge-offs	(429)	(98)	(321)	(41)	(190)
Provision (benefit) charged to operations	376	(602)	(310)	750	1,200
Balance at December 31	$ 4,101	$ 4,154	$ 4,854	$ 5,485	$ 4,776
Allowance for Loan Losses as a percent of year end loans	1.11%	1.23%	1.83%	2.16%	1.86%
Ratio of net charge-offs to average loans outstanding	(0.12%)	(0.03%)	(0.13%)	(0.02%)	(0.08%)

The table below shows an allocation of the allowance for loan losses as of the end of each of the last five years:

	December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001		December 31, 2000	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)									
Commercial[5]	$ 743[1]	7.26%	$ 943[1]	10.11%	$1,155[1]	11.60%	$1,629[1]	17.91%	$1,466[1]	19.66%
Real estate Construction	236	6.62%	52	3.08%	70	5.31%	41	2.99%	47	3.36%
Real estate Mortgage	2,989[2]	85.44%	3,071[2]	85.62%	3,465[2]	80.48%	3,586[2]	74.77%	2,970[2]	71.91%
Consumer[3]	133[4]	.68%	88[4]	1.19%	164[4]	2.61%	229[4]	4.33%	293[4]	5.07%
	$4,101	100.00%	$4,154	100.00%	$4,854	100.00%	$5,485	100.00%	$4,776	100.00%

(1) Includes amounts specifically reserved for impaired loans of $270,722 at December 31, 2004, $251,280 at December 31, 2003, $412,761 at December 31, 2002, $780,029 at December 31, 2001, and $281,248 at December 31, 2000, as required by Financial Accounting Standard No. 114, "Accounting for Impairment of Loans."

(2) Includes amounts specifically reserved for impaired loans of $0 at December 31, 2004, $23,621 at December 31, 2003, $34,757 at December 31, 2002, $413,663 at December 31, 2001, and $132,911 at December 31, 2000, as required by Financial Accounting Standard No. 114, "Accounting for Impairment of Loans."

(3) Includes consumer and other loans.

(4) Includes amounts specifically reserved for impaired loans of $76,194 at December 31, 2004, $170 at December 31, 2003, $29,606 at December 31, 2002, $1,632 at December 31, 2001, and $10,398 at December 31, 2000, as required by Financial Accounting Standard No. 114, "Accounting for Impairment of Loans."

(5) Includes commercial, financial, agricultural and nonprofit loans.

Deposits and Borrowed Funds

We solicit depositors from our primary market area using rates and services designed to appeal to customers across a broad spectrum of ages and income levels. We compete for deposit customers with community banks and credit unions, as well local branches regional and national banks. Despite this level of competition, our total deposits increased from $333.1 million at December 31, 2003 to $399.9 million at December 31, 2004, an increase of $66.8 million or 20.1%. Increases in savings accounts were the result of implementing our "Coastal" product line, designed to attract high-balance customers with whom we have a multiple-product relationship. Time certificates of deposit increased by 18.7 million when comparing the years ended December 31, 2003 and 2004, primarily the result of the implementation of "special" priced deposits, where an off-term certificate is offered at a premium rate. During the term of the special, the customer is then presented with offers to retain the customer, and develop a multiple account relationship.

The following table sets forth the average amount and the average rate paid on deposits for the periods indicated.

	2004		2003		2002	
(Dollars in Thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits	$ 76,815	0.00%	$ 72,602	0.00%	$69,787	0.00 %
Interest bearing demand deposits	42,533	0.73	42,908	0.51	42,259	0.82
Savings deposits	87,983	1.00	67,487	0.51	62,078	0.91
Money market deposits	36,929	1.34	19,838	1.18	9,250	0.25
Time deposits	150,839	2.18	140,939	2.62	157,358	3.60
Totals	$395,099	1.26%	$343,774	1.66%	$340,732	2.47 %

As of December 31, 2004, time certificates of deposit in amounts of $100,000 or more had the following maturities:

	(Dollars in Thousands)
Three months or less	$ 18,810
Over three months through six months	8,985
Over six months through twelve months	4,863
Twelve months and over	2,748
	$ 35,406

As of December 31, 2004, time certificates of deposit in amounts of less than $100,000 had the following maturities:

	(Dollars in Thousands)
Three months or less	$ 51,871
Over three months through six months	27,025
Over six months through twelve months	16,887
Twelve months and over	17,129
	$112,912

As a member of the FHLB, the Bank is entitled to participate in the FHLB's advance programs. The advance programs allow the Bank to borrow up to 30% of total assets, but limited, based on the amount of qualified collateral (as defined by the FHLB) pledged, and the amount of FHLB preferred stock held. FHLB advances are utilized as an additional funding source for loans and investments as well as a tool for controlling the levels of interest rate risk on the balance sheet. FHLB advances are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to-four family properties, certain unencumbered investment securities and other qualified assets.

Short-term borrowings include funds drawn under lines of credit with the FHLB, correspondent banks, funds held for U.S. Treasury Tax and Loan Notes and FHLB advances with an original maturity of less than one year. Total short-term borrowings decreased from $5.3 million at December 31, 2003 to zero at December 31, 2004. At no time did the average balance of short-term borrowings exceed 30% of shareholders' equity.

Long-term FHLB advances increased from $55.2 million at December 31, 2003 to $90.3 million at December 31, 2004, an increase of $35.1 million or 63.6%. The proceeds were utilized to fund loan and investment growth in excess of deposit growth, as well as to hedge the effects of rising short-term interest rates on net interest income. At December 31, 2004, outstanding long-term FHLB advances had the following scheduled maturities and weighted average interest rates:

FINAL MATURITY	AMOUNT (Dollars in Thousands)	WEIGHTED AVERAGE RATE
2005	$ 8,421	2.27%
2006	8,449	2.89
2007	20,973	3.37
2008	16,934	2.83
2009	17,426	3.00
Thereafter	18,083	6.63
	$90,286	3.70%

Although most advances are payable at maturity, advances totaling $17,356 are payable on an amortizing basis, in terms ranging from 120 to 240 months. Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis. Also, certain advances are redeemable at the option of the FHLB, at par value on the call date and quarterly thereafter. Such advances are listed below:

MATURITY	CALL DATE	AMOUNT	RATE
2008	September 14, 2005 and quarterly thereafter	$10,000,000	2.35%
2009	September 14, 2006 and quarterly thereafter	10,000,000	2.87
Thereafter	January 7, 2005 and quarterly thereafter	3,000,000	5.95

The advance callable on January 7, 2005 was not called.

At December 31, 2004, a $4,000,000 advance maturing in 2009 with a current interest rate of 2.99% is redeemable at par value on September 15, 2005 and each calendar quarter thereafter, if the 3-month LIBOR is greater than or equal to 4.50 percent.

In March 2004, we issued $10.3 million in subordinated debentures. The debentures mature in 2034, and carry an adjustable interest rate equivalent to the three-month LIBOR plus 279 basis points. The rate adjusts every three months based on the change in the LIBOR. At December 31, 2004 the interest rate on the subordinated debentures was 5.29%. Current Bank and Bank Holding Company regulations view these debentures as "tier 2 capital." As such, we may leverage this regulatory capital in order to expand our franchise or otherwise enhance our earnings.

Shareholders' Equity

Total shareholders' equity increased from $42.7 million at December 31, 2003 to $47.0 million at December 31, 2004, primarily the result of increased net income of $3.7 million. The increase in net income was offset by cash dividends declared totaling $1.5 million. Other factors affecting total shareholders' equity include comprehensive income of $731,000 and the issuance of common stock through option and dividend reinvestment plans, totaling $1.4 million.

Results of Operations

Our operating performance is dependent on net interest income, which is the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds. The level of net interest income achieved is impacted by several factors such as economic conditions, interest rates, asset/liability management, and corporate tax and strategic planning.

The following table sets forth our average assets, liabilities, and shareholders' equity, interest income earned and interest paid, average rates earned and paid, net interest spread and the net interest margin for the years ended December 31, 2004, 2003, and 2002. Average balances reported are daily averages.

	2004			2003			2002		
(Dollars in Thousands)	Average Balance	Interest[(1)] Inc/Exp	Avg. Rate	Average Balance	Interest[(1)] Inc/Exp	Avg. Rate	Average Balance	Interest[(1)] Inc/Exp	Avg. Rate
ASSETS:									
Interest earning assets [(2)]									
Commercial loans	$ 31,536	$ 1,717	5.44%	$ 32,044	$ 1,739	5.42%	$ 40,088	$ 2,337	5.82%
Commercial real estate	207,937	12,499	6.01%	172,299	10,955	6.35%	157,900	10,947	6.93%
Residential real estate	114,832	5,867	5.10%	85,648	4,604	5.37%	48,069	3,446	7.16%
Consumer loans	3,233	181	5.59%	5,043	305	6.04%	8,447	547	6.47%
Total loans	357,538	20,264	5.66%	295,034	17,603	5.96%	254,504	17,277	6.79%
Federal funds sold	28,842	270	0.93%	15,720	148	0.94%	24,033	348	1.44%
Taxable debt securities	71,657	2,933	4.09%	53,807	2,195	4.07%	70,385	3,688	5.23%
Tax-exempt debt securities	9,666	559	5.78%	12,659	895	7.07%	14,044	799	5.68%
Marketable equity Securities	3,730	115	3.08%	3,112	99	3.18%	4,204	113	2.68%
FHLB stock	3,422	98	2.86%	1,512	45	2.97%	1,013	29	2.86%
Other Investments	910	32	3.51%	202	15	7.42%	169	4	2.36%
Total interest earning assets	475,765	24,271	5.10%	382,046	21,000	5.49%	368,352	22,258	6.04%
Allowance for loan losses	(4,324)			(4,607)			(5,462)		
Unearned income	(473)			(388)			(347)		
Cash and due from banks	18,411			17,091			15,250		
Other assets	25,413			22,293			22,760		
Total assets	$ 514,792			$ 416,435			$400,553		
IABILITIES & SHAREHOLDERS' EQUITY:									
Savings accounts	$ 87,983	882	1.00%	$ 67,487	349	0.51%	$ 62,078	570	0.91%
NOW accounts	42,533	314	0.73%	42,908	222	0.51%	42,259	348	0.82%
Money market accounts	36,929	497	1.34%	19,838	235	1.18%	9,250	24	0.25%
Time deposits	150,839	3,289	2.18%	140,939	3,699	2.62%	157,358	5,761	3.60%
FHLB advances	63,390	2,594	4.09%	28,824	1,568	5.43%	18,553	1,225	6.60%
Subordinated debt	8,248	370	4.48%						
Total interest-bearing Liabilities	389,922	7,946	2.03%	299,996	6,073	2.02%	289,498	7,928	2.73%
Demand deposits	76,815			72,602			69,787		
Other liabilities	4,007			1,947			1,466		
Total Liabilities	470,744			374,545			360,751		
Shareholders' Equity	44,048			41,890			39,802		
Total Liabilities & Shareholders' Equity	$ 514,792			$ 416,435			$400,553		
Net Interest Income		$ 16,325			$ 14,927			$ 14,330	
Net Interest Spread			3.07%			3.47%			3.31%
Net Interest Margin			3.43%			3.90%			3.89%

(1) On a fully taxable equivalent basis based on tax rate of 34.30% for 2004, 42.80% for 2003, and 27.70% for 2002. Interest income on investments and net interest income includes a fully taxable equivalent adjustment of $165,000 in 2004, $383,000 in 2003, and $221,000 in 2002.

(2) Average balance includes non-accruing loans. The effect of including such loans, although not material, is to reduce the average rate earned on the Company's loans.

Rate-Volume Analysis

The following table presents the changes in components of net interest income for the years ended December 31, 2004 and 2003, which are the result of changes in interest rates and the changes that are the result of changes in volume of the underlying asset or liability. Changes that are attributable to changes in both rate and volume have been allocated equally to rate and volume.

NET INTEREST INCOME - CHANGES DUE TO VOLUME AND RATE(1)

	2004 vs. 2003 Increase (Decrease)			2003 vs. 2002 Increase (Decrease)		
(Dollars in Thousands)	Total Change(2)	Due to Volume	Due to Rate	Total Change(2)	Due to Volume	Due to Rate
Commercial loans	$ (22)	$ (28)	$ 6	$ (598)	$ (453)	$ (145)
Commercial real estate	1,544	2,204	(660)	8	957	(949)
Residential real estate	1,263	1,530	(267)	1,158	2,357	(1,199)
Consumer loans	(124)	(105)	(19)	(242)	(213)	(29)
Federal funds sold	122	123	(1)	(200)	(99)	(101)
Taxable debt securities	738	729	9	(1,493)	(772)	(721)
Tax-exempt securities	(336)	(192)	(144)	96	(88)	184
Marketable equity securities	16	19	(3)	(14)	(32)	18
FHLB stock	53	56	(3)	16	15	1
Other Investments	17	39	(22)	11	2	9
Total Interest Income	3,271	4,375	(1,104)	(1,258)	1,674	(2,932)
Savings accounts	533	156	377	(221)	39	(260)
NOW accounts	92	(2)	94	(126)	4	(130)
Money market accounts	262	216	46	211	76	135
Time deposits	(410)	238	(648)	(2,062)	(516)	(1,546)
FHLB advances	1,026	1,647	(621)	343	618	(275)
Subordinated debt	370	370	0	0	0	0
Total Interest Expense	(1,873)	2,625	(752)	(1,855)	221	(2,076)
Net Interest Income	$ 1,398	$ 1,750	$ (352)	$ 597	$ 1,453	$ (856)

(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated equally to changes due to volume and changes due to rate.

(2) The change in interest income on investments and net interest income includes interest on a fully taxable equivalent basis based on a tax rate of 42.80% for 2003, 27.70% for 2002, and 31.40% for 2001.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003:

We realized net income totaling $3.7 million for the year ended December 31, 2004, equivalent to basic earnings per share of $0.90 and diluted earnings per share of $0.89. This represents a 35.9% increase in net income from the year ended December 31, 2003, where net income totaled $2.7 million, or $0.68 per share (basic) and $0.67 per share (diluted). Net interest income increased from $14.5 million for the year ended December 31, 2003 to $16.2 million for the year ended December 31, 2004, the direct result of our growth over the year. Commensurate with loan growth, we recognized a provision for loan losses of $376,000 in 2004, compared with a loan loss benefit of $602,000 in 2003. During the past two years, we have made concerted efforts to enhance the credit quality of our loan portfolio, and the benefit taken in 2003 was the direct result of that effort. Continuing the dedication to loan quality that management has taken has resulted in a loan loss provision that management believes is in line with its growing loan portfolio. Non-interest income increased from $2.2 million for the year ended December 31, 2004 to $2.5 million for the year ended December 31, 2004. During the same period, operating expenses remained relatively constant, at $12.7 million for both the year ended December 31, 2003 and the year ended December 31, 2004. Income before taxes was $5.6 million and $4.7 million, for the years ended December 31, 2004 and 2003, respectively. Income taxes decreased from $2.0 million for the year ended December 31, 2003, to $1.9 million for the year ended December 31, 2004.

Interest income increased from $20.6 million for the year ended December 31, 2003, to $24.1 million for the year ended December 31, 2004, an increase of $17.0%. This increase can be attributed to the growth in the loan portfolio, as the average balance of loans increased by $62.5 million or 21.2%. The effect of the growth in the portfolio was somewhat offset by lower interest rates on these loans, due to the unprecedented low interest rates that were present in our market area during 2004. The yield on the loan portfolio decreased from 5.96% for the year ended December 31, 2003, to 5.66% for the year ended December 31, 2003. Interest and dividends on investments increased by $490,000, on a fully tax equivalent basis, from $3.2 million for the year ended December 31, 2003 to $3.7 million for the year ended December 31, 2004, also the result of the growth in the investment portfolio. The portfolio grew from an average balance of $71.3 million to $89.4 million. The portfolio continued to grow throughout the year, which, management believes, will lead to increasing interest income into 2005. Income from federal funds sold and overnight deposits increased from $148,000 to $270,000, the result of increased volume of overnight money, particularly when the campaigns for deposit growth were active.

Interest expense increased from $6.1 million for the year ended December 31, 2003 to $7.9 million for the year ended December 31, 2004, resulting primarily from the increased use of borrowings in 2004. The average balance of FHLB advances increased from $28.8 million for the year ended December 31, 2003 to $63.4 million for the year ended December 31, 2004. Management took advantage of low interest rates to further grow by funding loan originations or growth in the investment portfolio. Indicative of these low rates, the average rate paid on FHLB advances decreased from 5.43% for the year ended December 31, 2003 to 4.09% for the year ended December 31, 2004. Interest on deposits increased from $4.5 million for the year ended December 31, 2003 to $5.0 million for the year ended December 31, 2004. This increase was the result of the deposit campaigns, both for certificates of deposit and core accounts. A marketing strategy was employed whereby certificates of deposit were offered at premium rates, then the customer was cross-sold basic banking products to establish a long-term relationship with the customer. At the same time a suite of products was offered to high-balance customers. These campaigns served to increase the levels of all deposit types, including non-interest bearing demand deposits. However, the cost of interest-bearing deposits rose from 2.02% to 2.03%. We also issued $10.3 million of subordinated debentures in March 2004. The debentures carry an interest rate equal to the three-month LIBOR plus 279 basis points. The effect of the issue was to increase interest expense by $370,000.

Net interest income increased from $14.5 million for the year ended December 31, 2003 to $16.2 million for the year ended December 31, 2004, an increase of 11.7%. This increase was the result of our growth, as the continued period of low market interest rates, combined with intense competition for deposits in our market area, has compressed our net interest margin from 3.90% for the year ended December 31, 2003 to 3.43% for the year ended December 31, 2004.

The provision for loan losses is a charge against earnings and funds the allowance for loan losses. It is management's desire to maintain the allowance for loan losses at a level that is adequate to absorb inherent losses within the loan portfolio. In determining the appropriate level of the allowance for loan losses, management takes into consideration past and anticipated loss experience, prevailing economic conditions, evaluations of underlying collateral, and the volume of the loan portfolio and the balance of non-performing and classified loans. We assess the allowance for loan losses on a monthly basis. After thorough review and analysis of the adequacy of the loan loss reserve, the continued improvement in asset quality in the loan portfolio, and the reduction and sale of loans deemed substandard, management deemed it prudent to provide $376,000 for possible loan losses for the year ended December 31, 2004. Our provision for 2003 was a benefit to earnings of $602,000.

Non-interest income increased from $2.2 million for the year ended December 31, 2003 to $2.5 million for the year ended December 31, 2004, an increase of 13.6%. The increase, noted in other income, can be attributed to a one-time gain on the sale of impaired loans, which totaled $196,000. Additionally, commissions on sales of non-deposit investment products increased from $62,000 for the year ended December 31, 2003 to $256,000 for the year ended December 31, 2004. In 2003, we changed the third party through whom investment products are sold and in early 2004, added a line of life insurance products to our non-deposit investment products. Also contributing to other income was an increase in electronic banking fees of $36,000, when comparing the years ended December 31, 2004 and 2003, and a $20,000 gain on the sale of fixed assets. These increases were partially offset by a decrease in deposit account service charges from $569,000 for the year ended December 31, 2003 to $520,000 for the year ended December 31, 2004 the result of both migration of customers into free checking accounts and a decline in the total number of deposit accounts. Overdraft fees also declined from $550,000 for the year ended December 31, 2003 to $518,000 for the year ended December 31, 2004, reflective of the decline in the number of low-balance accounts.

Non-interest expense remained relatively constant when comparing the years ended December 31, 2004 and 2003, increasing by only $63,000, or 0.5%. The small magnitude of the change is indicative of management's commitment to expense control. In 2003 and 2004 three branches were closed, and the deposits housed therein were transferred to another branch. As a result, salaries and employee benefits decreased from $7.8 million for the year ended December 31, 2003 to $7.6 million for the year ended December 31, 2004. Occupancy expense decreased from $886,000 to $781,000 over the same period. As we are opening the new Assonet branch in 2005, we expect salaries and employee benefits expense and occupancy expense to increase in 2005. Equipment expense increased from $542,000 for the year ended December 31, 2003 to $564,000 for the year ended December 31, 2004, the result of adding to our technology infrastructure. These technology upgrades were necessary, not only to enhance security and operations, but also to support the new cash management and Internet banking products, which management believes will have a positive effect on both earnings and customer retention. Stationary and supplies increased by $25,000 during the same period, primarily due to replacement costs of materials made obsolete in the technology upgrades. Professional fees increased by $11,000 when comparing the years ended December 31, 2004 and 2003. Management anticipates that professional fees will increase in 2005 due to the costs of implementing Section 404 of the Sarbanes-Oxley Act of 2002 and implementing section 305 for the FDIC Improvement Act of 1991. Marketing costs increased from $375,000 for the year ended December 31, 2003 to $510,000 for the year ended December 31, 2004. This is the result of increased advertising and promotional costs associated with our "Coastal" product line and other deposit gathering initiatives. FDIC premiums decreased during 2004 based on the FDIC's risk-based assessment program. Other expenses increased from $1.8 million for the year ended December 31, 2003 to $2.0 million for the year ended December 31, 2004, an increase of $275,000. The increase is primarily the result of a one-time expense related to the Directors' retirement plan, resulting in an increase in the expense of $172,000. Additionally, computer service fees increased by $69,000 because of implementing the cash management and Internet banking products. Costs other than those mentioned above typically rose due to increases in general price levels of inflation.

Income before income taxes was $5.6 million for the year ended December 31, 2004, compared to $4.7 million for the year ended December 31, 2003. Income taxes totaled $1.9 million and $2.0 million for the years ended December 31, 2004 and 2003, representing overall tax rates of 34.4% and 42.8%, respectively. The income tax rate decreased primarily because of the settlement of a dispute with the Massachusetts Department of Revenue concerning the dividends received deduction claimed by the Bank from its REIT subsidiary. Refer to Note 9 to the financial statements and Item 1 of this report for more details.

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002:

Net income for the year ended December 31, 2003 was $2.7 million or $0.67 per share (diluted), as compared with $3.0 million or $0.75 per share (diluted) for the year ended December 31, 2002. Net interest income increased from $14.1 million for the year ended December 31, 2002 to $14.5 million for the year ended December 31, 2003, an increase of 2.8%. We realized a loan loss benefit of $602,000 in 2003, compared to a benefit of $310,000 in 2002. Non-interest income decreased by $319,000 in 2003, while operating expenses decreased by $190,000. Income before taxes increased from $4.1 million for the year ended December 31, 2002 to $4.7 million for the year ended December 31, 2003. Income taxes increased from $1.1 million in 2002 to $2.0 million in 2003, the result of settling a dispute with the Massachusetts Department of Revenue.

On a fully tax equivalent basis, net interest income was $14.9 million in 2003, compared to $14.3 million in 2002. The increase in net interest income was primarily attributable to the growth in the loan portfolio and the continued reduction in the rates paid on interest-bearing liabilities and borrowings. Average earning assets produced a yield of 5.49% in 2003, compared to 6.04% in 2002, and 7.55% in 2001. The low interest rate environment has resulted in a decrease in the yield on earning assets from 6.04% for the year ended December 31, 2002 to 5.49% for the year ended December 31, 2003, as loans and investments reprice at lower interest due to refinancing opportunities and prepayments.

Offsetting the decrease in the earning asset yield was a reduction of 0.71% in the cost of funding the earning assets from 2.73% for the year ended December 31, 2002 to 2.02% for the year ended December 31, 2003. The decrease in the cost of funds in 2003 reflects the low interest rate environment resulting in the repricing of certificates of deposit and other deposit products to lower rates.

The net interest spread increased to 3.47% for the year ended December 31, 2003 from 3.31% for the year ended December 31, 2002, while the net interest margin increased to 3.90% in 2003 from 3.89% in 2002.

The provision for loan losses is a charge against earnings and funds the allowance for loan losses. It is management's desire to maintain the allowance for loan losses at a level that is adequate to absorb inherent losses within the loan portfolio. In determining the appropriate level of the allowance for loan losses, management takes into consideration past and anticipated loss experience, prevailing economic conditions, evaluations of underlying collateral, and the volume of the loan portfolio and the balance of nonperforming and classified loans. Management assesses the allowance for loan losses on a monthly basis. After thorough review and analysis of the adequacy of the loan loss reserve, the continued improvement in asset quality in the loan portfolio, and the reduction and sale of loans deemed substandard, management deemed it prudent to recover $602,000 of previously provided loan loss provisions during 2003. Provision for 2003 was a benefit to earnings of $602,000 compared to a benefit of $310,000 in 2002, and a provision of $750,000 in 2001.

Total non-interest income for 2003 decreased by $319,000 or 12.6% from $2.5 million for the year ended December 31, 2002 to $2.2 million for the year ended December 31, 2003. This decrease is associated with a decrease in net gains of sales of available for sale securities from $626,000 recognized during 2002 to $2,000 recognized during 2003. The gains recognized during 2002 resulted from sales of various securities to partially offset the charge of $1.2 million due to various impairment adjustments of equity securities that were deemed to be other than temporary, as defined by SFAS No.115. No securities impairment charges were recorded during 2003. Partially offsetting the decrease in security gains were increases in both service charges on deposit accounts and overdraft service charges totaling $234,000. Service charges on deposit accounts increased during 2003 to $569,000 from $551,000 in 2002. Overdraft service charges increased by $216,000 from $334,000 recorded in 2002 to $550,000 in 2003. This increase was the result of management implementing a new overdraft fee pricing schedule and procedure implemented during the second quarter of 2003. The cash surrender values of Bank Owned Life Insurance policies associated with both the directors' and executive officers' life insurance programs increased by $68,000 from 2002 to 2003 due additional earnings generated from the purchase of additional policies for newly hired executive officers during 2003 as well as the appointment of two new directors. Other income increased by $3,000 from $579,000 recorded in 2002 to $582,000 in 2003. This income represents earnings derived from fees associated with safe deposit box rentals, ATM/debit card usage, customer investment commissions, and other miscellaneous income.

Total non-interest expenses decreased by $190,000 to $12.7 million for the year ended December 31, 2003, when compared to $12.8 million for the year ended December 31, 2002. Salaries and employee benefits increased by $410,000, or 5.6% from $7.4 million for the year ended December 31, 2002, to $7.8 million for the year ended December 31, 2003. The increase was attributable to additions to staff to support consumer lending activities, sales incentive commissions paid for achieving sales production targets, general salary increases due to annual performance reviews, and annual bonuses. A Chief Operating Officer/Chief Financial Officer was also hired in the second quarter of 2003, and during the third quarter of 2003, a Director of Retail and an Investment Executive was hired. In addition, employee benefit expense increased as we increased our contribution to a pension plan during 2003. Occupancy and equipment expenses totaled $1.4 million in 2003, an increase of $105,000 when compared to $1.3 million reported in 2002. The increase from 2002 to 2003 was primarily due to increased snow removal cost resulting from a cold, severe winter, and higher energy costs during the first quarter of 2003. In addition, real estate taxes on bank owned properties increased during 2003, and costs associated with closing a branch office in Swansea were recorded during the third quarter of 2003. Stationary and supplies expense decreased by $64,000 from $277,000 recorded in 2002 to $213,000 in 2003. This decrease was due to new inventory control procedures, and the closing of one branch office. Professional fees increased by $480,000 or 87.4%, from $549,000 in 2002 to $1.0 million in 2003. The increase reflects costs associated with consultants contracted for marketing, advertising, investment advisory, strategic planning, pension actuaries, and information technology. In addition, legal expenses for both corporate and loan related matters increased in 2003. Marketing expenses attributed to production and media costs, print advertising, and other direct marketing increased by $20,000, when comparing the years ended December 31, 2003 and 2002. The assessment for FDIC deposit insurance decreased by $2,000 in 2003, from $158,000 in 2002 to $156,000 in 2003. Included in total non-interest expenses in 2002 was a writedown of securities of $1,241,000 due to the recognition of impairment adjustments on equity securities that were deemed to be other than temporary. During 2003, no writedowns were necessary. Other expenses increased from $1.7 million for the year ended December 31, 2002 to $1.8 million for the year ended December 31, 2003. The increase is directly attributable to interest of $129,000 on the tax settlement with the Massachusetts Department of Revenue associated with the REIT. Other expenses declined by a total of $27,000 when comparing the years ended December 31, 2003 and 2002.

Income before income taxes totaled $4.7 million for the year ended December 31, 2003, an increase of $598,000 when compared to $4.1 million reported for the year ended December 31, 2002. Applicable taxes increased by $876,000 to $2.0 million for the year ended December 31, 2003 when compared to $1.1 million reported for the year ended December 31, 2002. During 2003, we recorded a state income tax provision of $529,000, net of federal and state income tax benefits, as a result of the settlement with the Massachusetts Department of Revenue that retroactively disallowed the REIT dividend deduction for the years ended December 31, 1999 through December 31, 2002. Due to the impact of this additional tax provision and the related $129,000 of interest charge, the effective tax rate for 2003 was 42.80% compared to 27.70% for 2002. This increase from 2002 primarily reflects the impact of the Commonwealth of Massachusetts' change in tax law that eliminated the tax benefit derived from REIT dividends.

Unaudited Quarterly Financial Summary

(Dollars in Thousands)	March 31,	June 30,	September 30,	December 31,
2004:				
Revenues	$ 6,043	$ 6,357	$ 7,063	$ 7,148
Operating Income	954	963	1,568	2,079
Net Income (Loss)	646	602	1,071	1,333
Earnings (loss) per share				
Basic	$ 0.16	$ 0.15	$ 0.26	$ 0.33
Diluted	$ 0.16	$ 0.15	$ 0.26	$ 0.32
2003:				
Revenues	$ 5,535	$ 5, 678	$ 5,699	$ 5,918
Operating Income	622	1,597	1,019	1,459
Net Income (Loss)	(692)	1,609	700	1,071
Earnings (loss) per share				
Basic	$ (0.18)	$ 0.41	$ 0.18	$ 0.27
Diluted	$ (0.17)	$ 0.40	$ 0.17	$ 0.27

Returns on Equity and Assets

The following table shows our consolidated operating and capital ratios for each of the last three years:

	Year Ended December 31,		
	2004	2003	2002
Return on Average Assets	0.70%	0.64%	0.74%
Return on Average Equity	8.29%	6.41%	7.45%
Dividend Payout Ratio	40.00%	53.22%	47.50%
Equity to Assets Ratio (Average)	8.55%	10.05%	9.93%

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all assets of a financial institution are monetary in nature. As a result, interest rates have a more significant effect on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Liquidity and Capital Resources

Liquidity

Our principal sources of funds are customer deposits, amortization and payoff of existing loan principal, and sales or maturities of various investment securities. The Bank is a voluntary member of the Federal Home Loan Bank of Boston (the "FHLB") and as such, may take advantage of the FHLB's borrowing programs to enhance liquidity and leverage its favorable capital position. The Bank also may draw on lines of credit at the FHLB or the Federal Reserve Board (the "FRB"), and enter into repurchase or reverse repurchase agreements with authorized brokers. These various sources of liquidity are used to fund withdrawals, new loans, and investments.

Management seeks to promote deposit growth while controlling cost of funds. Sales-oriented programs to attract new depositors and the cross-selling of various products to its existing customer base are currently in place. Management reviews, on an ongoing basis, possible new products, with particular attention to products and services, which will aid in retaining our base of lower-costing deposits.

Maturities and sales of investment securities provide us with significant liquidity. Our policy of purchasing shorter-term debt securities reduces market risk in the bond portfolio while providing significant cash flow. For the year ended December 31, 2004, cash flow from maturities of securities was $23.1 million, proceeds from sales of securities totaled $1.6 million, compared to maturities of securities of $58.3 million, and proceeds from sales of securities of $864,000 for the year ended December 31, 2003. Purchases of securities during 2004 and 2003 totaled $88.1 million and $38.7 million, respectively.

Amortization and pay-offs of the loan portfolio also provide us with significant liquidity. Traditionally, amortization and pay-offs are reinvested into loans. Excess liquidity is invested in federal funds sold and overnight investments at the FHLB.

We have also used borrowed funds as a source of liquidity. At December 31, 2004, the Bank's outstanding borrowings from the FHLB were $90.3 million. The Bank has the capacity to borrow in excess of $50 million additional at the FHLB.

Loan originations for the year ended December 31, 2004 totaled $132.1 million. Commitments to originate loans at December 31, 2004 were $10.8 million, excluding unadvanced construction funds totaling $11.4 million, unadvanced commercial lines of credit totaling, $15.6 million and unadvanced home equity lines totaling $18.2 million. Management believes that adequate liquidity is available to fund loan commitments utilizing deposits, loan amortization, maturities of securities, or borrowings.

Capital Resources

At December 31, 2004, our total shareholders' equity was $47.0 million, an increase of $4.3 million from $42.7 million reported on December 31, 2003. The increase in capital was a combination of several factors. Additions consisted of 2004 net income of $3.7 million, comprehensive income of $731,000, transactions originating through the Dividend Reinvestment Program whereby 28,645 net shares were issued in lieu of cash dividends or for optional cash contributions, and stock options exercised resulting in the issuance of 42,390 shares common stock at a value of $689,000, including a tax benefit. These additions were offset by dividends paid of $1.5 million.

Under the requirements for Risk Based and Leverage Capital of the federal banking agencies, a minimum level of capital will vary among banks based on safety and soundness of operations. Risk Based Capital ratios are calculated with reference to risk-weighted assets, which include both on and off balance sheet exposure.

In addition to meeting the required levels, Slade's Ferry Bancorp's and the Bank's capital ratios meet the criteria of the "well capitalized" category established by the federal banking agencies as of December 31, 2004 and 2003.

The following table illustrates the capital position of Slade's Ferry Bancorp and Slade's Ferry Trust Company for years ending December 31, 2004 and 2003.

Slade's Ferry Bancorp	**2004**		**2003**	
(Dollars in Thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets)	$ 59,072	15.92%	$ 44,510	13.64%
Minimum required	29,682	8.00	26,113	8.00
Excess	29,390	7.92	18,397	5.64
Tier I Capital (to Risk Weighted Assets)	54,971	14.82	40,429	12.39
Minimum required	14,841	4.00	13,056	4.00
Excess	40,130	10.82	27,373	8.39
Risk Adjusted Assets, net of goodwill, nonqualifying intangibles, excess allowance and excess deferred tax assets	371,022		326,300	
Tier I Capital (Leverage Ratio)	54,971	10.29	40,429	9.33
Minimum required	21,361	4.00	17,335	4.00
Excess	33,610	6.29	23,094	5.33
Quarterly average total assets, net of goodwill, nonqualifying intangibles and excess deferred tax assets	534,021		433,320	

Slade's Ferry Trust Company	**2004**		**2003**	
(Dollars in Thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets)	$ 50,814	13.78%	$ 37,384	11.48%
Minimum required	29,503	8.00	26,057	8.00
Excess	21,311	5.78	11,327	3.48
Tier I Capital (to Risk Weighted Assets)	46,713	12.67	33,312	10.23
Minimum required	14,751	4.00	13,028	4.00
Excess	31,962	8.67	20,284	6.23
Risk Adjusted Assets, net of goodwill, nonqualifying intangibles, excess allowance and excess deferred tax assets	368,785		325,625	
Tier I Capital (Leverage Ratio)	46,713	8.75	33,312	7.75
Minimum required (1)	21,361	4.00	17,198	4.00
Excess	25,352	4.75	16,114	3.75
Quarterly average total assets, net of goodwill, nonqualifying intangibles and excess deferred tax assets	534,021		429,830	

(1) The Bank was required to maintain a 7% Tier 1 Leverage Capital ratio while under the informal agreement with the Massachusetts Commissioner of Banks and the Federal Deposit Insurance Corporation originally entered into in 2000, revised in 2002 and subsequently to December 31, 2003, as a result of the improved condition and operation of the Bank, terminated effective January 22, 2004.

For discussion of critical accounting policies see Footnote 2 to our audited Financial Statements included in this report found on page F-9.

ITEM 7A

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We consider interest rate risk to be a significant market risk as it could potentially have an effect on our financial condition and results of operation. The definition of interest rate risk is the exposure of our earnings to adverse movements in interest rates, arising from the differences in the timing of repricing of assets and liabilities; the differences in the various pricing indices inherent in our assets and liabilities; and the effects of overt and embedded options in our assets and liabilities. Our Asset/Liability Committee, comprised of the executive management, is responsible for managing and monitoring interest rate risk, and reviewing with the Board of Directors, at least quarterly, the interest rate risk positions, the impact changes in interest rates would have on net interest income, and the maintenance of interest rate risk exposure within approved guidelines.

The potentially volatile nature of market interest rates requires us to manage interest rate risk on an active and dynamic basis. Our objective is to reduce and control the volatility of its net interest income to within tolerance levels established by the Board of Directors, by managing the relationship of interest-earning assets and interest-bearing liabilities. In order to manage this relationship, the Asset/Liability Committee utilizes an income simulation model to measure the net interest income at risk under differing interest rate scenarios. Additionally, the Committee use Economic Value of Equity ("EVE") analysis to measure the effects of changing interest rates on the market values of rate-sensitive assets and liabilities, taken as a whole. The Board of Directors and management believe that static measures of timing differences, such as "gap analysis", do not accurately assess the levels of interest rate risk inherent in our balance sheet. Gap analysis does not reflect the effects of overt and embedded options on net interest income, given a shift in interest rates; nor does it take into account basis risk, the risk arising from using various different indices on which to base pricing decisions.

The income simulation model currently utilizes a 300 basis point increase in interest rates and a 100 basis point decrease in rates. Due to the existing low interest rate environment in effect with the average Federal Funds overnight trading at approximately 2.25% at December 31, 2004, the simulation model only reduces rates downward by 100 basis points. The interest rate movements used assume an instant and parallel change in interest rates and no implementation of any strategic plans are made in response to the change in rates. Prepayment speeds for loans are based on median dealer forecasts for each interest rate scenario.

The Board of Directors has established a risk limit of a 5.00% change in net interest income for each 100 number basis point shift in market interest rates. The limit established by the Board provides an internal tolerance level to control interest rate risk. We are within our policy-mandated risk limit for net interest income at risk.

The following table reflects our estimated exposure as a percentage of net interest income and the dollar impact for the next twelve months, assuming an immediate change in interest rates set forth below:

Rate Change (Basis Points)	Estimated Exposure as a Percentage of Net Interest Income	Dollar Impact to Net Interest Income
+300	(7.58%)	($1,371,000)
- 100	0.65%	$ 118,000

Additionally we use the model to estimate the effects of changes in interest rates on our EVE. EVE represents our theoretical market value, given the rate shocks applied in the model. The Board of Directors has established a risk limit for EVE which provides that the EVE will not fall below 6.00%, the FDIC's minimum capital level to be classified as "well capitalized". We are within our risk limit for EVE.

The following table presents the changes in EVE given rate shocks.

Rate Change (Basis Points)	Economic Value of Equity	Change from Flat Rates
FLAT	13.20%	N/A
+300	11.93%	-1.27%
- 100	13.05%	-0.15%

ITEM 8

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with the independent auditors' report, appear beginning on page F-1 of the Annual Report on Form 10-K.

ITEM 9

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective March 14, 2005, the Audit Committee of our Board of Directors dismissed Shatswell, MacLeod & Company, P.C. and engaged Wolf & Company, P.C. as our independent public accountant for the fiscal year ended December 31, 2005. We had no disagreements with our independent accountants on accounting and financial disclosure matters.

ITEM 9A

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal accounting officer, as appropriate to allow timely decisions regarding disclosure. In connection with the rules regarding disclosure and control procedures, we intend to continue to review and document our disclosure controls and procedures, including our internal controls and procedures for financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

ITEM 9B

OTHER INFORMATION

Departures of Directors

On November 8, 2004, William Q. MacLean retired from Slade's Ferry Bancorp's Board of Directors. Mr. MacLean continues to serve as an honorary director.

On January 10, 2005, Thomas B. Almy, a longtime director of Slade's Ferry Bancorp and the Bank, passed away. Mr. Almy will be greatly missed.

PART III

ITEM 10

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Reference is hereby made to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2005. The information set forth under the heading "Directors and Executive Officers" and under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" of such Proxy Statement is incorporated herein by reference.

ITEM 11

EXECUTIVE COMPENSATION

Reference is hereby made to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2005. The information set forth under the heading "Executive Compensation Tables and Information" of such Proxy Statement is incorporated herein by reference.

ITEM 12

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Reference is hereby made to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2005. The information set forth under this heading of such Proxy Statement is incorporated herein by reference.

ITEM 13

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reference is hereby made to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2005. The information set forth under this heading of such Proxy Statement is incorporated herein by reference.

ITEM 14

PRINCIPAL ACCOUNTING FEES AND SERVICES

Reference is hereby made to our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 11, 2005. The information set forth under this heading of such Proxy Statement is incorporated herein by reference.

ITEM 15

EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements

(2) Financial Statement Schedules
All financial statement schedules required by Item 15(a)(2) have been omitted because they are inapplicable or because the required information has been included in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits: see attached Exhibits Index Page X-1

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 29, 2005.

Slade's Ferry Bancorp.

By/s/ Mary Lynn D. Lenz
Mary Lynn D. Lenz, President/
Chief Executive Officer and Director

In accordance with the requirements of the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Anthony F. Cordeiro 03/29/05
Anthony F. Cordeiro
Director

/s/ Paul C. Downey 03/29/05
Paul C. Downey
Director

/s/ Mary Lynn D. Lenz 03/29/05
Mary Lynn D. Lenz
President/CEO and Director

/s/ Majed Mouded, MD 03/29/05
Majed Mouded, MD
Director

/s/ Lawrence J. Oliveira, DDS 03/29/05
Lawrence J. Oliveira, DDS
Director

/s/ Kenneth R. Rezendes 03/29/05
Kenneth R. Rezendes
Chairman of the Board and Director

/s/ Charles Veloza 03/29/05
Charles Veloza
Director

/s/ Deborah A. McLaughlin 03/29/05
Deborah A. McLaughlin
Chief Financial Officer/Chief Operations Officer

/s/ Peter G. Collias 03/29/05
Peter G. Collias
Director

/s/ Melvyn A. Holland 03/29/05
Melvyn A. Holland
Director

/s/ Francis A. Macomber 03/29/05
Francis A. Macomber
Director

/s/ Shaun O'Hearn Sr. 03/29/05
Shaun O'Hearn Sr.
Director

/s/ Peter Paskowski 03/29/05
Peter Paskowski
Director

/s/ William J. Sullivan 03/29/05
William J. Sullivan
Director

/s/ David F. Westgate 03/29/05
David F. Westgate
Vice Chairman and Director

EXHIBIT INDEX

Exhibit No.	Description	Item
3.1	Amended and Restated Articles of Incorporation of Slade's Ferry Bancorp.	(1)
3.2	Amended and Restated Bylaws of Slade's Ferry Bancorp.	(2)
3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Slade's Ferry Bank	(2)
10.1	Slade's Ferry Bancorp. 1996 Stock Option Plan, as amended	(3)
10.2	Supplemental Executive Retirement Agreement between Slade's Ferry Bancorp. and Manuel J. Tavares	(4)
10.3	Form of Director Supplemental Retirement Program Director Agreement, Exhibit 1 thereto (Slade's Ferry Trust Company Director Supplemental Retirement Program Plan) and Endorsement Method Split Dollar Plan Agreement thereunder.	(5)
10.4	Form of Directors' Paid-up Insurance Policy (part of the Director Supplemental Retirement Program).	(6)
10.5	Supplemental Executive Retirement Agreement between Slade's Ferry Bancorp. and Mary Lynn D. Lenz	(7)
10.6	Employment Agreement between Slade's Ferry Bancorp. and Mary Lynn D. Lenz	(8)
10.7	Employment Agreement between Slade's Ferry Bancorp. and Deborah A. McLaughlin	(9)
10.8	Employment Agreement between Slade's Ferry Bancorp. and Manuel J. Tavares	(10)
10.9	Form Change of Control Agreement	(11)
10.10	Severance Pay Plan	(12)
14.1	Code of Ethics	(13)
21.1	List of Subsidiaries	(14)
23.1	Consent of Independent Public Accountants	
31.1	Rule 13a-14(a)/15d-14(a) Certification of the CEO	
31.2	Rule 13a-14(a)/15d-14(a) Certification of the CFO	
32.1	Section 1350 Certification of the CEO	
32.2	Section 1350 Certification of the CFO	

(1) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed with the Commission on April 14, 1997.
(2) Incorporated by reference to the Registrant's Form 8-K filed with the Commission on December 21, 2004.
(3) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 1999.
(4) Incorporated by reference to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1996.
(5) Incorporated by reference to Exhibit 10 to the Registrant's Form 10-Q for the quarter ended March 31, 1999.
(6) Incorporated by reference to Exhibit 10 to the Registrant's Form 10-QSB for the quarter ended June 30, 1998.
(7) Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-Q for the quarter ended March 31, 2003.
(8) Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-Q for the quarter ended June 30, 2004.
(9) Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q for the quarter ended September 30, 2004.
(10) Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-Q for the quarter ended September 30, 2004.
(11) Incorporated by reference to the Registrant's Form 8-K filed with the Commission on January 13, 2005.

(12) Incorporated by reference to the Registrant's Form 8-K filed with the Commission on January 14, 2005.
(13) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2004.
(14) Incorporated by reference to Part I, Item 1 – "General."

INDEX TO FINANCIAL STATEMENTS

Slade's Ferry Bancorp and Subsidiaries

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
and Stockholders
Slade's Ferry Bancorp.
Somerset, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Slade's Ferry Bancorp. and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Slade's Ferry Bancorp. and Subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 13, 2005

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SLADE'S FERRY BANCORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

ASSETS	2004	2003
Cash and due from banks	$ 15,983,574	$ 18,428,932
Interest bearing demand deposits with other banks	410,450	213,438
Money market mutual funds		63,539
Federal Home Loan Bank overnight deposit	5,000,000	
Federal funds sold	13,800,000	4,000,000
Cash and cash equivalents	35,194,024	22,705,909
Interest bearing time deposits with other bank	100,000	200,000
Investments in available-for-sale securities (at fair value)	83,882,432	47,162,852
Investments in held-to-maturity securities (fair values of $38,112,316 as of December 31, 2004 and $11,851,713 as of December 31, 2003)	37,773,227	11,300,402
Federal Home Loan Bank stock	4,649,700	3,023,800
Loans, net of allowance for loan losses of $4,101,026 in 2004 and $4,154,394 in 2003	362,264,873	331,496,525
Premises and equipment	5,527,362	5,894,736
Goodwill	2,173,368	2,173,368
Accrued interest receivable	1,969,151	1,497,104
Cash surrender value of life insurance	11,548,320	10,980,879
Deferred taxes	879,465	1,996,213
Other assets	3,869,831	1,016,753
Total assets	$549,831,753	$439,448,541
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 80,232,029	$ 73,253,462
Interest-bearing	319,672,702	259,891,355
Total deposits	399,904,731	333,144,817
Federal Home Loan Bank advances	90,286,416	60,474,864
Subordinated debentures	10,310,000	
Other liabilities	2,296,213	3,086,719
Total liabilities	502,797,360	396,706,400
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and outstanding 4,068,423.1 shares in 2004 and 3,995,857.1 shares in 2003	40,684	39,959
Paid-in capital	29,976,062	28,609,206
Retained earnings	16,892,659	14,698,595
Accumulated other comprehensive income (loss)	124,988	(605,619)
Total stockholders' equity	47,034,393	42,742,141
Total liabilities and stockholders' equity	$549,831,753	$439,448,541

The accompanying notes are an integral part of these consolidated financial statements.

SLADE'S FERRY BANCORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest and dividend income:			
Interest and fees on loans	$20,263,566	$17,602,784	$17,276,773
Interest and dividends on securities:			
Taxable	3,152,633	2,349,161	3,826,659
Tax-exempt	416,235	511,761	577,982
Interest on federal funds sold	184,608	100,791	227,229
Other interest	89,071	52,133	127,831
Total interest and dividend income	24,106,113	20,616,630	22,036,474
Interest expense:			
Interest on deposits	4,981,673	4,505,217	6,703,002
Interest on Federal Home Loan Bank advances	2,594,356	1,567,953	1,216,559
Interest on other borrowed funds			8,193
Interest on subordinated debentures	369,853		
Total interest expense	7,945,882	6,073,170	7,927,754
Net interest and dividend income	16,160,231	14,543,460	14,108,720
Provision (benefit) for loan losses	376,215	(602,326)	(310,000)
Net interest and dividend income after provision (benefit) for loan losses	15,784,016	15,145,786	14,418,720
Noninterest income:			
Service charges on deposit accounts	519,750	569,189	551,060
Overdraft service charges	518,247	549,923	333,977
(Loss) gain on sales and calls of available-for-sale securities, net	(5,589)	1,944	625,832
Gain on sales of mortgage loans, net	195,817		
Increase in cash surrender value of life insurance policies	432,441	510,744	443,220
Other income	844,414	581,745	578,728
Total noninterest income	2,505,080	2,213,545	2,532,817
Noninterest expense:			
Salaries and employee benefits	7,580,363	7,778,787	7,368,364
Occupancy expense	780,978	886,287	845,366
Equipment expense	564,141	541,960	478,047
Stationary and supplies	237,807	213,075	276,824
Professional fees	1,039,773	1,028,770	549,036
Marketing expense	509,644	375,126	355,203
Writedown of securities			1,240,868
Other expense	2,012,615	1,837,724	1,738,094
Total noninterest expense	12,725,321	12,661,729	12,851,802
Income before income taxes	5,563,775	4,697,602	4,099,735
Income taxes	1,911,508	2,009,716	1,134,183
Net income	$ 3,652,267	$ 2,687,886	$ 2,965,552
Earnings per common share	$ .90	$ .68	$ .76
Earnings per common share assuming dilution	$ .89	$ .67	$ .75

The accompanying notes are an integral part of these consolidated financial statements.

SLADE'S FERRY BANCORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance, December 31, 2001	$38,700	$26,761,997	$11,892,623	$(227,189)	$38,466,131
Comprehensive income:					
Net income			2,965,552		
Other comprehensive income				216,281	
Comprehensive income					3,181,833
Issuance of common stock from dividend reinvestment plan	472	675,841			676,313
Stock issuance relating to optional cash contribution plan	100	138,012			138,112
Stock options exercised	106	94,963			95,069
Tax benefit of stock options		22,386			22,386
Dividends on minority interest preferred stock ($40.00 per share)			(4,320)		(4,320)
Dividends declared ($.36 per share)			(1,408,520)		(1,408,520)
Balance, December 31, 2002	39,378	27,693,199	13,445,335	(10,908)	41,167,004
Comprehensive income:					
Net income			2,687,886		
Other comprehensive loss				(594,711)	
Comprehensive income					2,093,175
Issuance of common stock from dividend reinvestment plan	424	682,362			682,786
Stock issuance relating to optional cash contribution plan	73	113,321			113,394
Stock options exercised	84	93,766			93,850
Tax benefit of stock options		26,558			26,558
Dividends on minority interest preferred stock ($40.00 per share)			(4,040)		(4,040)
Dividends declared ($.36 per share)			(1,430,586)		(1,430,586)
Balance, December 31, 2003	39,959	28,609,206	14,698,595	(605,619)	42,742,141
Comprehensive income:					
Net income			3,652,267		
Other comprehensive income				730,607	
Comprehensive income					4,382,874
Issuance of common stock from dividend reinvestment plan	286	607,191			607,477
Stock issuance relating to optional cash contribution plan	49	103,232			103,281
Stock options exercised	424	531,506			531,930
Tax benefit of stock options		157,261			157,261
Retirement of 3,412 shares of common stock	(34)	(32,334)			(32,368)
Dividends declared ($.36 per share)			(1,458,203)		(1,458,203)
Balance, December 31, 2004	$40,684	$29,976,062	$16,892,659	$124,988	$47,034,393

SLADE'S FERRY BANCORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002
(continued)

	2004	2003	2002
Other comprehensive income and reclassification disclosure for the years ended December 31:			
Unrealized gains (losses) on securities			
Net unrealized gains (losses) on available-for-sale securities	$ 122,161	$(442,358)	$ 53,577
Reclassification adjustment for realized losses (gains) in net income	5,589	(1,944)	615,036
Net unrealized gains (losses) on securities	127,750	(444,302)	668,613
Income tax benefit (expense)	6,978	211,290	(324,398)
Net of tax amount	134,728	(233,012)	344,215
Minimum pension liability adjustment	1,008,770	(612,323)	(216,583)
Income tax (expense) benefit	(412,891)	250,624	88,649
Net of tax amount	595,879	(361,699)	(127,934)
Other comprehensive income (loss), net of tax	$ 730,607	$(594,711)	$216,281

Accumulated other comprehensive income (loss) consists of the following as of December 31:

	2004	2003	2002
Net unrealized gains (losses) on available-for-sale securities, net of taxes	$124,988	$ (9,740)	$223,272
Minimum pension liability adjustment, net of taxes		(595,879)	(234,180)
Accumulated other comprehensive income (loss)	$124,988	$(605,619)	$ (10,908)

The accompanying notes are an integral part of these consolidated financial statements.

SLADE'S FERRY BANCORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 3,652,267	$ 2,687,886	$ 2,965,552
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization, net of accretion of securities	247,288	184,489	162,144
Loss (gain) on sales and calls of available-for-sale securities, net	5,589	(1,944)	(625,832)
Writedown of securities			1,240,868
Change in unearned income	(3,946)	102,159	(40,927)
Provision (benefit) for loan losses	376,215	(602,326)	(310,000)
Gain on sales of mortgage loans, net	(195,817)		
Depreciation and amortization	658,915	639,402	637,342
(Gain) loss on sale of property and equipment		(1,400)	501
Increase in cash surrender value of life insurance policies	(432,441)	(510,744)	(443,220)
(Increase) decrease in other assets	(109,041)	39,511	(29,839)
(Increase) decrease in prepaid expenses	(1,637,738)	51,976	142,237
Amortization of deferred costs relating to issuance of subordinated debentures	4,169		
Decrease (increase) in income taxes receivable	94,852	607,674	(714,639)
(Increase) decrease in interest receivable	(472,047)	(4,513)	461,398
Increase in other liabilities	11,794	78,062	211,588
Increase in accrued expenses	184,338	3,033	159,259
Increase (decrease) in interest payable	141,442	46,853	(13,394)
Deferred tax expense	710,835	315,424	116,667
Net cash provided by operating activities	3,236,674	3,635,542	3,919,705
Cash flows from investing activities:			
Decrease (increase) in interest bearing time deposits with other banks	100,000		(100,000)
Purchases of available-for-sale securities	(57,976,387)	(33,726,207)	(37,391,128)
Proceeds from sales of available-for-sale securities	1,645,686	864,217	16,853,893
Proceeds from maturities of available-for-sale securities	19,535,749	50,993,737	33,638,864
Purchases of held-to-maturity securities	(30,108,838)	(4,926,305)	(3,417,675)
Proceeds from maturities of held-to-maturity securities	3,586,258	7,308,637	5,990,548
Purchases of Federal Home Loan Bank stock	(1,625,900)	(2,010,400)	
Investment in unconsolidated subsidiary	(310,000)		
Loan originations and principal collections, net	(39,527,683)	(71,600,640)	(11,209,891)
Purchases of loans		(2,176,873)	(300,000)
Proceeds from sales of loans	8,487,112	2,484,080	
Recoveries of loans previously charged off	95,771	113,131	62,397
Capital expenditures	(886,449)	(459,857)	(253,582)
Proceeds from sale of property and equipment		1,400	10,099
Redemption of life insurance policy		331,026	
Investment in life insurance policies	(135,000)	(1,050,500)	(1,610,000)
Increase in limited partnership	(119,050)		
Net cash (used in) provided by investing activities	(97,238,731)	(53,854,554)	2,273,525

SLADE'S FERRY BANCORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002
(continued)

	2004	2003	2002
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	48,091,783	12,376,880	22,661,421
Net increase (decrease) in time deposits	18,668,131	(14,864,595)	(24,072,231)
Long-term advances from Federal Home Loan Bank	35,476,000	37,279,000	3,450,000
Payments on Federal Home Loan Bank long-term advances	(1,364,448)	(289,474)	(1,247,749)
Net change in short-term advances from Federal Home Loan Bank	(4,300,000)	4,300,000	
Net decrease in other borrowed funds			(465,216)
Proceeds from issuance of common stock	710,758	796,180	814,425
Stock options exercised	531,930	93,850	95,069
Retirement of shares of common stock	(32,368)		
Dividends paid	(1,451,614)	(1,429,456)	(1,405,723)
Proceeds from issuance of subordinated debentures	10,160,000		
Repurchase of minority interest preferred stock		(56,000)	(1,500)
Issuance of minority interest preferred stock		2,000	2,500
Net cash provided by (used in) financing activities	106,490,172	38,208,385	(169,004)
Net increase (decrease) in cash and cash equivalents	12,488,115	(12,010,627)	6,024,226
Cash and cash equivalents at beginning of year	22,705,909	34,716,536	28,692,310
Cash and cash equivalents at end of year	$ 35,194,024	$22,705,909	$34,716,536
Supplemental disclosures:			
Interest paid	$7,804,440	$6,026,317	$ 7,941,148
Income taxes paid	1,105,821	1,086,618	1,732,155
Transfer from premises and equipment to other assets	601,310		

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Slade's Ferry Bancorp. (Company) is a Massachusetts corporation that was organized in 1990 to become the holding company of Slade's Ferry Trust Company (Bank). The Company's primary activity is to act as the holding company for the Bank. The Bank is a state chartered bank, which was incorporated in 1959 and is headquartered in Somerset, Massachusetts. The Bank operates its business from nine banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in commercial, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, Slade's Ferry Realty Trust, Slade's Ferry Securities Corporation I, Slade's Ferry Securities Corporation II, Slade's Ferry Loan Company and Slade's Ferry Preferred Capital Corporation. Slade's Ferry Realty Trust was formed to hold ownership of real estate, Slade's Ferry Securities Corporation I and Slade's Ferry Securities Corporation II were formed to hold securities for tax benefits in Massachusetts, Slade's Ferry Loan Company provides the opportunity to solicit commercial and consumer borrowers in the Rhode Island area and Slade's Ferry Preferred Capital Corporation, a real estate investment trust, was formed to hold real estate mortgage loans. This Corporation was dissolved effective December 16, 2003 and is no longer in existence. The Slade's Ferry Loan Company is currently in the process of dissolution. Its assets and liabilities were transferred to Slade's Ferry Trust Company. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Slade's Ferry Statutory Trust I, a subsidiary of the Company, was formed to sell capital securities to the public through a third party trust pool. In accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), the subsidiary has not been included in the consolidated financial statements.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds, Federal Home Loan Bank overnight deposit and federal funds sold.

Cash and due from banks as of December 31, 2004 and 2003 includes $2,417,000 and $1,936,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings. During the three years ended December 31, 2004, the Company did not classify any securities as trading.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, by any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 120 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 40 years for buildings and 1 to 20 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the improvements.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated cost to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale are included in other expense.

In accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Interest-bearing time deposits with banks: The fair values of interest-bearing time deposits with banks are estimated using discounted cash flow analyses using interest rates currently being offered for deposits with similar terms to investors.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Junior subordinated debentures: The fair value of the guaranteed preferred beneficial interests in junior subordinated debentures are based on the quoted market prices of the Slade's Ferry Statutory Trust I.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

EARNINGS PER SHARE:

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

STOCK BASED COMPENSATION:

At December 31, 2004, the Company has two stock-based employee compensation plans which are described more fully in Note 16. The Company accounts for the plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income (except for appreciation from options surrendered as described in Note 16), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123 (revised 2004), "Share Based Payments," to stock-based employee compensation.

	For the years ended December 31,		
	2004	2003	2002
Net income, as reported	$3,652,267	$2,687,886	$2,965,552
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	152,960	131,920	59,377
Pro forma net income	$3,499,307	$2,555,966	$2,906,175
Earnings per share:			
Basic - as reported	$.90	$.68	$.76
Basic - pro forma	$.86	$.64	$.74
Diluted - as reported	$.89	$.67	$.75
Diluted - pro forma	$.85	$.64	$.74

RECENT ACCOUNTING PRONOUNCEMENTS:

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement revises FASB Statement No. 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2004				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$41,418,625	$ 73,050	$285,505	$41,206,170
Mortgage-backed securities	27,804,747	467,956	65,632	28,207,071
Corporate debt securities	9,363,674	149,731	29,391	9,484,014
Mutual funds	1,216,624	17,137		1,233,761
Marketable equity securities	3,859,460	203,342	311,386	3,751,416
	$83,663,130	$911,216	$691,914	$83,882,432
December 31, 2003:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$27,932,088	$ 72,545	$350,469	$27,654,164
Mortgage-backed securities	14,033,905	449,213	3,389	14,479,729
Corporate debt securities	1,657,969	70,453		1,728,422
Marketable equity securities	3,510,877	198,505	345,306	3,364,076
	47,134,839	790,716	699,164	47,226,391
Money market mutual funds included in cash and cash equivalents	(63,539)			(63,539)
	$47,071,300	$790,716	$699,164	$47,162,852

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity securities:				
December 31, 2004				
Debt securities issued by states of the United States and political subdivisions of the states	$ 8,587,702	$339,878	$	$ 8,927,580
Mortgage-backed securities	29,185,525	14,740	15,529	29,184,736
	$37,773,227	$354,618	$15,529	$38,112,316
December 31, 2003:				
Debt securities issued by states of the United States and political subdivisions of the states	$11,299,521	$ 551,281	$	$11,850,802
Mortgage-backed securities	881	30		911
	$11,300,402	$ 551,311	$	$11,851,713

The scheduled maturities of debt securities were as follows as of December 31, 2004

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Amortized Cost Basis	Fair Value
Due within one year	$ 2,216,105	$ 1,816,602	$ 1,841,747
Due after one year through five years	45,958,815	4,222,142	4,388,882
Due after five years through ten years	2,515,264	1,349,474	1,418,648
Due after ten years		1,199,484	1,278,303
Mortgage-backed securities	28,207,071	29,185,525	29,184,736
	$78,897,255	$37,773,227	$38,112,316

During 2004, proceeds from sales of available-for-sale securities amounted to $1,645,686. Gross realized gains and gross realized losses on those sales amounted to $175,918 and $65,266, respectively. During 2003, proceeds from sales of available-for-sale securities amounted to $864,217. Gross realized gains and gross realized losses on those sales amounted to $12,528 and $10,584, respectively. During 2002, proceeds from sales of available-for-sale securities amounted to $16,853,893. Gross realized gains and gross realized losses on those sales amounted to $725,961 and $97,410, respectively. The tax expense applicable to these net realized gains amounted to $38,586, $1,529 and $245,565 for the years ended December 31, 2004, 2003 and 2002, respectively.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2004.

Total carrying amounts of $66,231,668 and $18,089,060 of debt securities were pledged to secure treasury tax and loan, trust department and public funds on deposit, and Federal Home Loan Bank advances as of December 31, 2004 and 2003, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2004:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$15,445,358	$ 58,586	$10,770,149	$226,919	$26,215,507	$285,505
Corporate debt securities	2,034,760	29,391			2,034,760	29,391
Mortgage-backed securities	24,304,191	81,161			24,304,191	81,161
Marketable equity securities	613,740	55,064	1,228,922	256,322	1,842,662	311,386
Total temporarily impaired securities	$42,398,049	$224,202	$11,999,071	$483,241	$54,397,120	$707,443

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2004 consist of both debt securities guaranteed or issued by government agencies with strong credit ratings, and common stock and debt securities issued by U.S. corporations. The unrealized losses associated with debt securities issued by government agencies are attributable to changes in market interest rates, the principal is not at risk at this point since the Company does not anticipate selling any of these impaired securities in the near future. Equity and corporate debt securities are reviewed for impairment by examining several factors used in evaluating whether the decline in fair value below its cost represents an "other than temporary" decline in value, such as financial condition, near term prospects, credit deterioration of the issuer, rating downgrades, business segment dynamics, extent to which the market value is less than cost, length of time held, and buy/hold/sell recommendations of investment advisors or market analyst. Based on the Company's December 31, 2004 quarterly review of securities in the investment portfolio, management deemed securities with unrealized losses as of year end 2004 to be temporarily impaired.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2004	2003
Commercial, financial and agricultural	$ 26,605,804	$ 33,980,019
Real estate - construction and land development	24,240,417	10,346,259
Real estate - residential	97,496,035	88,018,791
Real estate - commercial	192,822,179	181,401,095
Home equity lines of credit	23,130,602	18,329,921
Consumer	2,510,309	4,018,227
	366,805,346	336,094,312
Allowance for loan losses	(4,101,026)	(4,154,394)
Unearned income	(439,447)	(443,393)
Net loans, carrying amount	$362,264,873	$331,496,525

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2004. Total loans to such persons and their companies amounted to $6,954,892 as of December 31, 2004. During the year ended December 31, 2004, $9,648,005 of advances were made and principal payments totaled $10,776,877.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2004	2003	2002
Balance at beginning of period	$4,154,394	$4,854,388	$5,484,519
Loans charged off	(525,354)	(210,799)	(382,528)
Provision (benefit) for loan losses	376,215	(602,326)	(310,000)
Recoveries of loans previously charged off	95,771	113,131	62,397
Balance at end of period	$4,101,026	$4,154,394	$4,854,388

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2004	2003
Nonaccrual loans	$505,888	$407,363
Accruing loans which are 90 days or more overdue	$ 0	$ 0

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

	2004		2003	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 67,195	$3,359	$1,858,135	$275,071
Loans for which there is no related allowance for credit losses	48,805		106,656	
Totals	$ 116,000	$3,359	$1,964,791	$275,071
Average recorded investment in impaired loans during the year ended December 31	$ 933,320		$2,193,189	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 111,888		$ 124,281	
Amount recognized using a cash-basis method of accounting	$ 17,011		$ 30,000	

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2004	2003
Land	$ 1,600,368	$ 1,710,368
Buildings	6,354,562	6,968,527
Furniture and equipment	5,578,044	5,054,017
Leasehold improvements	22,125	383,436
Assets in process	151,160	
	13,706,259	14,116,348
Accumulated depreciation and amortization	(8,178,897)	(8,221,612)
	$ 5,527,362	$ 5,894,736

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2004 and 2003 was $35,406,479 and $25,430,252, respectively.

For time deposits as of December 31, 2004, the scheduled maturities for each of the following five years ended December 31, and thereafter, are:

2005	$128,441,274
2006	14,003,978
2007	3,841,772
2008	849,022
2009	1,172,597
Thereafter	9,175
Total	$148,317,818

Deposits from related parties held by the Company as of December 31, 2004 and 2003 amounted to $3,599,188 and $2,723,564, respectively.

NOTE 7 – FEDERAL HOME LOAN BANK (FHLB) ADVANCES

Maturities and scheduled amortization of advances from the FHLB for the five years ending after December 31, 2004, and thereafter, are summarized as follows:

	AMOUNT
2005	$ 8,421,227
2006	8,449,361
2007	20,973,491
2008	16,933,732
2009	17,425,778
Thereafter	18,082,827
	$90,286,416

As of December 31, 2004, the following advances from the FHLB were redeemable at par at the option of the FHLB:

MATURITY DATE	OPTIONAL REDEMPTION DATE	AMOUNT
January 7, 2015	January 7, 2005 and quarterly thereafter	$ 3,000,000
September 15, 2008	September 14, 2005 and quarterly thereafter	10,000,000
September 14, 2009	September 14, 2006 and quarterly thereafter	10,000,000

As of December 31, 2004, a $4,000,000 advance from the FHLB maturing in 2009 is redeemable at par on September 15, 2005 and each calendar quarter thereafter; if and when the 3-month LIBOR is greater than or equal to 4.50 percent.

Interest rates on FHLB advances ranged from 1.84 percent to 7.72 percent. At December 31, 2004, the weighted average interest rate on FHLB advances was 3.70 percent.

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

NOTE 8 – SUBORDINATED DEBENTURES

On March 17, 2004, Slade's Ferry Statutory Trust I (the "Trust"), a Connecticut Statutory trust formed by the Company, completed the sale of $10,000,000 of floating rate trust preferred securities (liquidation amount of $1,000 per security) in a private placement as part of a pooled trust preferred securities transaction. The Trust also issued common securities to the Company and used the net proceeds from the offering to purchase a like amount of floating rate junior subordinated deferrable interest debentures of the Company. The subordinated debentures are the sole assets of the Trust. The Company contributed $10,000,000 of the proceeds from the sale of the subordinated debentures to the Bank as Tier I Capital to support the Bank's growth. Total expenses associated with the offering approximating $150,000 are included in other assets and are being amortized on a straight-line basis over the life of the subordinated debentures.

The trust preferred securities accrue and pay distributions quarterly at a floating rate of 3-Month LIBOR plus 2.79% of the stated liquidation amount of $1,000 per trust preferred security. At December 31, 2004, this rate was 5.29%. The Company has fully and unconditionally guaranteed all of the obligations of the Trust, including the semi-annual distributions and payments on liquidation or redemption of the trust preferred securities.

The trust preferred securities are mandatorily redeemable upon the maturing of the subordinated debentures on March 17, 2034 or upon earlier redemption as provided in the Indenture. The Company has the right to redeem the subordinated debentures, in whole or in part, on or after March 17, 2009 at par value, plus any accrued but unpaid interest to the redemption date. Redemption may occur prior to March 17, 2009 under certain conditions, at a premium to par value.

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2004	2003	2002
Current:			
Federal	$ 877,646	$ 498,670	$ 920,469
State	323,027	1,195,622	97,047
	1,200,673	1,694,292	1,017,516
Deferred:			
Federal	558,636	309,650	79,782
State	166,981	93,762	36,885
Change in the valuation allowance	(14,782)	(87,988)	
	710,835	315,424	116,667
Total income tax expense	$1,911,508	$2,009,716	$1,134,183

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2004 % of Income	2003 % of Income	2002 % of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(5.1)	(7.4)	(8.5)
Dividends received deduction	(.4)	(.4)	(.6)
Unallowable expenses	.4	.4	.6
State tax, net of federal tax benefit	5.8	5.7	2.2
Additional state tax, net of federal tax benefit due to REIT dividend deduction settlement		12.4	
Change in valuation allowance	(.3)	(1.9)	
Effective tax rates	34.4%	42.8%	27.7%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$1,545,289	$1,567,133
Deferred loan fees	185,930	189,949
Interest on non-performing loans	48,005	67,005
Accrued employee benefits	133,015	120,712
Deferred compensation	114,616	33,065
Writedown of securities	52,941	52,941
Minimum pension liability adjustment		412,891
Net unrealized holding loss on available-for-sale equity securities	54,444	54,937
Other adjustments		292
Gross deferred tax assets	2,134,240	2,498,925
Valuation allowance		(69,719)
	2,134,240	2,429,206
Deferred tax liabilities:		
Accelerated depreciation	(343,791)	(233,247)
Prepaid pensions	(757,967)	(94,574)
Discount accretion	(1,942)	(1,563)
Deferred gain on stock conversion	(2,317)	(2,317)
Net unrealized holding gain on available-for-sale debt securities	(148,758)	(101,292)
Gross deferred tax liabilities	(1,254,775)	(432,993)
Net deferred tax asset	$ 879,465	$1,996,213

Deferred tax assets as of December 31, 2004 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred taxes will be realized.

As of December 31, 2004, the Company had no operating loss and tax credit carryovers for tax purposes.

REIT Dividend Deduction Settlement

Slade's Ferry Preferred Capital Corporation ("SFPCC"), a subsidiary of the Bank, was established in 1999 as a Massachusetts-chartered real estate investment trust ("REIT"). The Bank received dividends from SFPCC.

On March 5, 2003, the Commonwealth of Massachusetts enacted tax legislation which denied the dividends received deduction for dividends received from real estate investment trusts retroactively to 1999. The additional state tax liability created by the new law for the Bank would have been $1,763,580 plus previously assessed interest of $257,954 for the calendar years 1999 through 2002.

On June 20, 2003, the Bank and its subsidiary real estate investment trust, SFPCC, entered into an agreement with the Massachusetts Department of Revenue (the "DOR") settling the dispute concerning the dividends received deduction through calendar year 2002 claimed or to be claimed by the Bank. Under the agreement, the Bank agreed to pay and the DOR agreed to abate 50% of all tax and interest assessed or unassessed relating to the REIT dividend deduction. Therefore, the previously unrecorded tax liability of $881,790, interest of $128,977 and federal and state tax benefits of $352,599 were recognized during the year ended December 31, 2003.

NOTE 10 - EMPLOYEE BENEFITS

The Company has a defined benefit pension plan (plan) that up to January 1, 1998 covered substantially all of its full time employees who met certain eligibility requirements. On January 1, 1998 the Bank suspended the plan so that employees no longer earn additional defined benefits for future service. Employees were eligible under the plan upon attaining age 21 and completing one year of service. The benefits paid are based on 1.5% of total salary plus .5% of compensation in excess of the integration level per year of service. The integration level was the first $750 of monthly compensation. The accrued benefit is based on years of service.

The following tables set forth information about the plan as of December 31, the measurement date, and the years then ended:

	2004	2003	2002
Change in projected benefit obligation:			
Benefit obligation at beginning of year	$1,756,398	$1,189,808	$1,125,986
Interest cost	112,200	107,472	70,896
Service cost	16,512	14,227	
Actuarial loss	63,798	743,424	106,111
Expected distributions	(264,480)	(298,533)	(113,185)
Benefit obligation at end of year	1,684,428	1,756,398	1,189,808
Change in plan assets:			
Plan assets at estimated fair value at beginning of year	621,729	672,631	830,561
Correction of prior period		138,583	
Employer contribution	1,710,300	150,000	
Actual return on plan assets	26,610	(40,952)	(44,745)
Benefits paid	(264,480)	(298,533)	(113,185)
Fair value of plan assets at end of year	2,094,159	621,729	672,631
Funded status at end of year	409,731	(1,134,669)	(517,177)
Unrecognized net actuarial loss	1,327,750	1,321,204	680,356
Unrecognized prior service cost	44,029	47,541	34,365
Unamortized net obligation existing at date of adoption of SFAS No. 87	70,351	78,358	86,365
Net amount recognized	$1,851,861	$ 312,434	$ 283,909
Amounts recognized in the balance sheet consist of:			
Prepaid benefit cost	$1,851,861	$ 312,434	$ 283,909
Accrued benefit liability		(1,134,669)	(517,177)
Intangible asset		125,899	120,730
Accumulated other comprehensive loss before income tax benefit		1,008,770	396,447
Net amount recognized	$1,851,861	$ 312,434	$ 283,909

The accumulated benefit obligation for all defined benefit pension plans was $1,684,428 and $1,756,398 at December 31, 2004 and 2003, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.25% for 2004 and 2003.

Components of net periodic benefit cost:

	2004	2003	2002
Interest cost on benefit obligation	$112,200	$107,472	$70,896
Expected return on assets	(58,238)	(58,897)	(44,514)
Amortization of net transition obligation	8,007	8,007	8,007
Amortization of prior service cost	3,512	(13,176)	(13,176)
Recognized actuarial loss	105,392	78,069	25,855
Net periodic benefit cost	$170,873	$121,475	$47,068

For the years ended December 31, 2004, 2003 and 2002, the assumptions used to determine the net periodic pension costs are as follows:

	2004	2003	2002
Discount Rate	6.25%	7.0%	7.0%
Expected long-term rate of return on plan assets	8.0	8.0	8.0

Plan Assets

The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of returns on funds invested to provide benefits included in the projected benefit obligations. The expected rate of return is based on the outlook for inflation, fixed income returns, and equity returns, which in turn is based upon historical returns and asset allocation. Applying the actual allocation percentages to the anticipated rate of return results in an overall long-term rate of return assumption of 8.00%.

The Company's pension plan asset allocations by asset category are as follows:

	Plan Assets at December 31,			
Asset Category	2004	Percent	2003	Percent
Money market funds	$1,661,778	79.35%	$	
Equity securities	293,702	14.03	419,589	67.49%
Debt securities	138,679	6.62	202,140	32.51
Total	$2,094,159	100.00%	$621,729	100.00%

The investment portfolio serves as the primary source of earnings for the defined benefit pension plan and provides the plan with a source of liquidity. As funds are available to invest, the Company obtains the recommendation from investment advisors regarding the best and most suitable type of security to purchase. Debt investment purchases will be undertaken with the ability and intent to hold the security to its stated maturity, or in the case of equity securities, viewed as a long-term hold. Securities may be sold from time to time prior to maturity should liquidity requirements necessitate the sale.

The plan assets are primarily debt and equity securities. The weighted-average target asset allocations of the plan are 66% in equity securities 33% in debt securities, and 1% in cash.

Securities of the Company included in plan assets as of December 31, 2004 and 2003 consist of 3,730 shares of Slade's Ferry Bancorp. common stock with a market value of $75,010 (3.58 percent of Plan assets) and $83,925 (13.50 percent of Plan assets), respectively.

The Company does not expect to make any contributions to the plan in 2005.

Based on current data and assumptions, the following benefit payments, which reflect expected future services, as appropriate, are expected to be paid over the next 10 fiscal years:

Year Ending	
2005	$ 37,506
2006	253,592
2007	33,351
2008	37,485
2009	81,294
2010 - 2014	818,276
	$1,261,504

The Company has a 401(k) retirement plan. Employees who attain age 21 and complete three months of service are eligible for participation in the 401(k) portion of the plan. The Company contributes a discretionary amount to be allocated to eligible participants. Current contributions vest fully after six years of continuous service. The amount that may be deferred by the employees is limited by the amount that will not cause the plan to exceed IRS limitations. Contributions made by the Company charged to employee benefit expense amounted to $104,366, $20,000 and $20,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Employees who attain age 21 and complete one year of service (1,000 hours) are also eligible to receive profit sharing contributions under the 401(k) plan. The Company contributes amounts at the Company's discretion. Cost recognized by the Company for profit-sharing amounted to $100,826, $300,000 and $300,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

In May of 2004 the Company entered into an Employment Agreement (the "Agreement") with the President of the Company. In August of 2004, the Company entered into Employment Agreements (the "Contracts") with two additional executive officers of the Bank. Under the Agreement and Contracts, the President and Executive Officers are entitled to severance benefits upon a change-in-control as defined in the Agreement and Contracts. The severance benefits include, among other things, the value of the cash compensation, value of employer contributions to employer-provided benefit plans and continued fringe benefits that the President would have received had she worked an additional three years and the Executive Officers would have received had they worked an additional two years. In addition, the President and Executive Officers would be entitled to accelerated vesting in other benefit plans upon a change of control or termination without cause. The President would also be indemnified for any impact from excise taxes due under Section 4999 of the Code while the Executive Officers would have any benefits limited to avoid excise taxes under Section 4999 of the Code.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under certain agreements issued during the normal course of business which are not reflected in the accompanying consolidated financial statements.

The Company is obligated under various lease agreements covering branch offices and equipment. These agreements are considered to be operating leases. The total minimum rental due in future periods under these agreements is as follows as of December 31, 2004:

2005	$ 60,445
2006	31,695
2007	30,131
2008	17,514
2009	5,838
Total minimum lease payments	$145,623

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $84,729 for 2004, $123,717 for 2003 and $123,857 for 2002.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2004 and 2003, the maximum potential amount of the Company's obligation was $738,900 and $113,900, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit. Of the total standby letters of credit outstanding as of December 31, 2004, $86,900 are secured by deposits of the Bank.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$35,194,024	$35,194,024	$ 22,705,909	$ 22,705,909
Interest bearing time deposits with other banks	100,000	100,000	200,000	200,000
Available-for-sale securities	83,882,432	83,882,432	47,162,852	47,162,852
Held-to-maturity securities	37,773,227	38,112,316	11,300,402	11,851,713
Federal Home Loan Bank stock	4,649,700	4,649,700	3,023,800	3,023,800
Loans, net	362,264,873	359,600,000	331,496,525	331,997,000
Accrued interest receivable	1,969,151	1,969,151	1,497,104	1,497,104
Financial liabilities:				
Deposits	399,904,731	400,095,000	333,144,817	333,634,000
FHLB advances	90,286,416	91,656,000	60,474,864	63,347,750
Subordinated debentures	10,310,000	10,310,000		

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2004	2003
Commitments to originate loans	$10,798,463	$12,233,805
Standby letters of credit	738,900	113,900
Unadvanced portions of loans:		
Consumer loans (including credit card loans and student loans)	157,673	50,000
Commercial real estate loans	2,172,295	200,279
Home equity loans	18,181,760	16,438,715
Commercial loans	13,464,225	11,233,045
Construction loans	11,411,656	6,015,585
	$56,924,972	$46,285,329

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 13 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 14 - EARNINGS PER SHARE (EPS)

Earnings per share were calculated using the weighted average number of common shares outstanding.

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2004			
Basic EPS			
Net income and income available to common stockholders	$3,652,267	4,045,549	$.90
Effect of dilutive securities, options		49,177	
Diluted EPS			
Income available to common stockholders and assumed conversions	$3,652,267	4,094,726	$.89
Year ended December 31, 2003			
Basic EPS			
Net income and income available to common stockholders	$2,687,886	3,969,737	$.68
Effect of dilutive securities, options		39,414	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,687,886	4,009,151	$.67
Year ended December 31, 2002			
Basic EPS			
Net income and income available to common stockholders	$2,965,552	3,908,901	$.76
Effect of dilutive securities, options		25,781	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,965,552	3,934,682	$.75

NOTE 15 - REGULATORY MATTERS

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

In 2000, the Bank, as a result of an examination by the FDIC entered into a Memorandum of Understanding with the FDIC and the Massachusetts Division of Banks which provided, among other things, that the Bank (1) maintain a Tier I leverage capital ratio of not less than seven percent and a Tier I Risk-Based capital ratio of not less than nine percent and (2) develop specific plans and proposals for the reduction and improvement of lines of credit which are subject to adverse classification or special mention in the amount of $1,000,000 or more. During 2001, the Bank continued to operate under this informal agreement (Memorandum of Understanding) with the Federal Deposit Insurance Corporation and Massachusetts Commissioner of Banks. Following completion of the most recent joint examination in 2002, a revised Memorandum of Understanding was entered into on March 10, 2003.

Under the revised agreement, the Bank agreed to address and implement certain plans, procedures, and policies. These included fully implementing the management plan detailed in the completed management assessment. In addition, the Bank agreed to revise and implement loan and credit administration policies, including a written classified and criticized asset reduction plan and a revised loan policy providing for standards applicable to lending concentrations. During the life of the agreement, the Bank was required to maintain a seven (7) percent Tier 1 leverage capital ratio.

On January 22, 2004, the Bank received notification that the FDIC with concurrence from the Commissioner's Office that the aforementioned Memorandum of Understanding was terminated.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$59,072	15.92%	$29,682	≥8.0%	N/A	N/A
Slade's Ferry Trust Company	50,814	13.78	29,503	≥8.0	$36,878	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	54,971	14.82	14,841	≥4.0	N/A	N/A
Slade's Ferry Trust Company	46,713	12.67	14,751	≥4.0	22,127	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	54,971	10.29	21,361	≥4.0	N/A	N/A
Slade's Ferry Trust Company	46,713	8.75	21,361	≥4.0	26,701	≥5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$44,510	13.64%	$26,113	≥8.0%	N/A	N/A
Slade's Ferry Trust Company	37,384	11.48	26,057	≥8.0	$32,571	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	40,429	12.39	13,056	≥4.0	N/A	N/A
Slade's Ferry Trust Company	33,312	10.23	13,028	≥4.0	19,542	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	40,429	9.33	17,335	≥4.0	N/A	N/A
Slade's Ferry Trust Company	33,312	7.75	17,198	≥4.0	21,498	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefor. Under the Massachusetts Business Corporation Law, a dividend may not be declared if the corporation is insolvent or if the declaration of the dividend would render the corporation insolvent. The declaration of future dividends, whether by the Board of Directors of the Company or the Bank, will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

As of December 31, 2004 the Bank would be restricted from declaring dividends in an amount greater than approximately $21,311,000 as such declaration would decrease capital below the Bank's required minimum level of regulatory capital.

NOTE 16 - STOCK OPTION PLAN

As of December 31, 2004 the Company has two stock option plans. The Slade's Ferry Bancorp Stock Option Plan (Stock Option Plan) is divided into two separate equity incentive programs, a Discretionary Grant Program and an Automatic Grant Program. The maximum number of shares of common stock issuable over the term of the Stock Option Plan may not exceed 275,625 shares and the maximum aggregate number of shares issuable under both programs in any plan year may not exceed 55,125 shares. Unless sooner terminated by the Board, the Stock Option Plan will in all events terminate on March 11, 2006.

Under the Discretionary Grant Program, key employees, including officers, may be granted incentive stock options to purchase shares of common stock of the Company. The option exercise price per share may not be less than one hundred percent of the fair market value of common stock at grant date and options become exercisable upon grant.

Eligibility for participation in the Automatic Grant Program is limited to non-employee directors of the Company or its subsidiary. Under the Automatic Grant Program a nonstatutory option for 2,000 shares of common stock is granted each plan year to eligible directors. The exercise price per share is equal to one hundred percent of the fair market value per share of common stock at grant date and each option has a maximum five year term. Each option under the Automatic Grant Program is immediately vested.

In 2004 the Company adopted the Slade's Ferry Bancorp 2004 Equity Incentive Plan (2004 Plan). The maximum number of shares of stock reserved and available for issuance under the 2004 Plan shall be 300,000 shares, subject to adjustment as provided in the Plan (through the application of certain anti-dilution provisions); provided that not more than 100,000 shares shall be issued in the form of Unrestricted Stock Awards, Restricted Stock Awards or Deferred Stock Awards.

Stock options granted under the 2004 Plan may be either Incentive Stock Options or Non-Qualified Stock Options. The exercise price for stock options granted to employees shall not be less than 100 percent of the fair market value at grant date. No stock option shall be exercisable more than 10 years after the date the stock option is granted.

Each non-employee director who is serving as director of the Company on the day after each annual meeting of shareholders or any special meeting in lieu thereof, beginning with the 2004 annual meeting, shall automatically be granted on such day a non-qualified stock option to acquire 2,000 shares of stock, exercise price to be fair market value on date of grant. No stock option shall be exercisable more than 10 years after the grant date.

Under the 2004 Plan, Restricted Stock Awards entitle the recipient to acquire, at such purchase price as determined by the Company, shares of stock subject to such restrictions and conditions as the Company may determine at time of grant.

Under the 2004 plan, a Deferred Stock Award is an award of restricted unit to a grantee, subject to restrictions and conditions as the Company may determine at time of grant.

Unrestricted Stock Awards may be granted in respect of past services or other valid consideration.

If any Restricted Stock Award or Deferred Stock Award granted is intended to qualify as "Performance-based Compensation", such Award shall comply with provisions as set forth in the 2004 Plan.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its plans except for $78,417 and $66,437 in stock appreciation paid in 2003 and 2002, respectively, to participants who surrendered their options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2004, 2003 and 2002: dividend yield of 1.85 percent in 2004, 2.3 percent in 2003 and 3.2 percent in 2002; expected volatility of 26.5 percent in 2004, 28 percent in 2003 and 30 percent in 2002; risk-free interest rate of 4.14 percent in 2004, 2.85 percent in 2003 and 5 percent in 2002; and expected lives of 8.5 years in 2004, 5 years in 2003, 5 years in 2002.

A summary of the status of the Company's stock option plans as of December 31 and changes during the years then ended are presented below:

Options	2004 Shares	2004 Weighted-Average Exercise Price	2003 Shares	2003 Weighted-Average Exercise Price	2002 Shares	2002 Weighted-Average Exercise Price
Outstanding at beginning of year	161,190	$12.90	164,588	$12.12	170,628	$11.41
Granted	99,100	19.46	47,970	15.91	28,000	14.15
Exercised	(42,390)	12.55	(8,355)	11.23	(9,712)	8.48
Forfeited	(2,610)	18.55	(24,413)	16.19	(10,300)	13.01
Surrendered for stock appreciation value			(18,600)	10.11	(14,028)	9.50
Outstanding at end of year	215,290	15.92	161,190	12.90	164,588	12.12
Options exercisable at year-end	173,290	$15.04	161,190	$12.90	164,588	$12.12
Weighted-average fair value of options granted during the year	$6.08		$3.56		$3.59	

The following table summarizes information about fixed stock options outstanding as of December 31, 2004:

Options Outstanding			Options Exercisable	
Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Outstanding	Weighted-Average Exercise Price
$ 9.50	24,000	1.36 years	24,000	$ 9.50
10.00	24,000	.36 years	24,000	10.00
14.15	26,000	2.36 years	26,000	14.15
14.59	30,000	3.36 years	30,000	14.59
18.55	12,190	3.75 years	12,190	18.55
19.25	30,000	4.36 years	30,000	19.25
19.55	69,100	9.85 years	27,100	19.55
15.92	215,290	4.93 years	173,290	15.04

NOTE 17 - MINORITY INTEREST IN SUBSIDIARY

In 1999 the Bank formed a subsidiary, Slade's Ferry Preferred Capital Corporation (SFPCC) which issued to the Bank 1,000 shares of SFPCC common stock. No other shares of SFPCC common stock have been issued. SFPCC also issued to the Bank 1,000 shares of SFPCC 8% Cumulative Non-Convertible Preferred Stock (the "Preferred Stock"). No other shares of SFPCC preferred stock have been issued. Minority interest in subsidiary consisted of 108 shares, at a stated value of $500 per share, of the preferred stock owned by the Bank. These shares were issued in 1999 to directors and employees of the Bank. All voting rights of SFPCC vested exclusively with its common stockholder, the Bank. The preferred stock had a liquidation value of $500 per share. The holders of the preferred stock were entitled to receive dividends, when, as and if declared by the Board of Directors of the SFPCC. Such dividends declared accumulated and were paid on such date as determined by the Board of Directors of the Bank.

This Corporation was dissolved effective December 16, 2003 and is no longer in existence. The assets and liabilities were transferred to Slade's Ferry Trust Company.

NOTE 18 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements are for Slade's Ferry Bancorp. (Parent Company Only) and should be read in conjunction with the consolidated financial statements of Slade's Ferry Bancorp. and Subsidiary.

SLADE'S FERRY BANCORP.
(Parent Company Only)

CONDENSED FINANCIAL STATEMENTS

Balance sheets

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 1,671,345	$ 4,113,203
Investments in available-for-sale securities (at fair value)	6,456,509	3,279,977
Investment in subsidiary, Slade's Ferry Trust Company	49,085,762	35,636,224
Investment in subsidiary, Slade's Ferry Statutory Trust I	310,000	
Premises and equipment	46,036	
Accrued interest receivable	42,660	20,216
Other assets	525,772	129,569
Total assets	$58,138,084	$43,179,189
LIABILITIES AND STOCKHOLDERS' EQUITY		
Subordinated debenture	$10,310,000	$
Due to subsidiary	369,798	66,191
Other liabilities	423,893	370,857
Total liabilities	11,103,691	437,048
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and outstanding 4,068,423.1 shares in 2004 and 3,995,857.1 shares in 2003	40,684	39,959
Paid-in capital	29,976,062	28,609,206
Retained earnings	16,892,659	14,698,595
Accumulated other comprehensive income (loss)	124,988	(605,619)
Total stockholders' equity	47,034,393	42,742,141
Total liabilities and stockholders' equity	$58,138,084	$43,179,189

Statements of income

	Years Ended December 31, 2004	2003	2002
Dividends from subsidiary	$1,440,000	$1,400,000	$1,400,000
Dividends from statutory trust	10,202		
Interest and dividends on securities:			
Taxable	192,921	130,553	200,692
Other interest income	122	120	413
Gain on sale of available-for-sale securities, net	2,410		89,861
Management fee income from subsidiary	411,881	317,815	541,065
Total income	2,057,536	1,848,488	2,232,031
Salaries and employee benefits	376,604	245,000	576,782
Shareholder relations expense	108,326	69,735	45,140
Interest expense	369,853		
Other expense	288,053	131,303	258,145
Total expense	1,142,836	446,038	880,067
Income before income tax (benefit) expense and equity in undistributed net income of subsidiary	914,700	1,402,450	1,351,964
Income tax (benefit) expense	(174,968)	8,329	(17,769)
Income before equity in undistributed net income of subsidiary	1,089,668	1,394,121	1,369,733
Equity in undistributed net income of subsidiary	2,562,599	1,293,765	1,595,819
Net income	$3,652,267	$2,687,886	$2,965,552

SLADE'S FERRY BANCORP.
(Parent Company Only)

Years Ended December 31, 2004, 2003 and 2002

Statements of cash flows

	2004	2003	2002
Net income	$ 3,652,267	$2,687,886	$2,965,552
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary	(2,562,599)	(1,293,765)	(1,595,819)
(Accretion) amortization of securities, net		(3,202)	1,066
Gain on sales of available-for-sale securities, net			(89,861)
Depreciation and amortization	1,587	5,043	5,246
(Increase) decrease in due from subsidiary	(42,208)	(473,776)	10,380
(Increase) decrease in interest receivable	(22,444)	11,962	28,643
(Increase) decrease in income taxes receivable	(248,156)	433,866	(434,229)
Decrease (increase) in prepaid expenses	2,049	1,677	(874)
Amortization of deferred costs related to debentures	4,169		
Deferred tax expense (benefit)	3,270	33,185	(36,354)
Increase (decrease) in accrued expenses	9,751	(124,353)	35,554
Increase in interest payable	26,396		
Increase in due to subsidiary	345,815	86,553	379,224
Increase (decrease) in other liabilities	10,299	(10,700)	96,528
Stock issued in exchange for stock appreciation			12,711
Net cash provided by operating activities	1,180,196	1,354,376	1,377,767
Cash flows from investing activities:			
Purchases of available-for-sale securities	(3,183,137)	(4,297,000)	(6,517,023)
Proceeds from maturities of available-for-sale securities		5,500,000	3,450,000
Proceeds from sales of available-for-sale securities			3,421,905
Investment in Slade's Ferry Statutory Trust I	(310,000)		
Capital expenditures	(47,623)		
Additional investment in subsidiary	(10,000,000)		
Net cash (used in) provided by investing activities	(13,540,760)	1,203,000	354,882
Cash flows from financing activities:			
Net proceeds from issuance of common stock	710,758	796,180	814,425
Proceeds from exercise of stock options	531,930	93,850	82,358
Dividends paid	(1,451,614)	(1,425,416)	(1,401,403)
Retirement of shares of common stock	(32,368)		
Proceeds from issuance of subordinated debentures	10,160,000		
Net cash provided by (used in) financing activities	9,918,706	(535,386)	(504,620)
Net (decrease) increase in cash and cash equivalents	(2,441,858)	2,021,990	1,228,029
Cash and cash equivalents at beginning of year	4,113,203	2,091,213	863,184
Cash and cash equivalents at end of year	$ 1,671,345	$4,113,203	$2,091,213
Supplemental disclosure:			
Income taxes paid (received)	$ 69,918	$(458,722)	$452,814
Interest paid	343,457		

The parent only statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity for the years ended December 31, 2004, 2003 and 2002, and therefore are not reprinted here.

NOTE 20 - Quarterly Results of Operations (UNAUDITED)

Summarized quarterly financial data for 2004 and 2003 follows:

	(In thousands, except earnings per share)			
	2004 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$5,480	$5,757	$6,250	$6,619
Interest expense	1,733	2,005	2,025	2,183
Net interest and dividend income	3,747	3,752	4,225	4,436
Provision for loan losses	246	130		
Other income	563	600	813	529
Other expense	3,110	3,259	3,470	2,886
Income before income taxes	954	963	1,568	2,079
Income tax expense	308	361	497	746
Net income	$ 646	$ 602	$1,071	$1,333
Basic earnings per common share	$0.16	$0.15	$0.26	$ .33
Earnings per common share assuming dilution	$0.16	$0.15	$0.26	$ .32

	(In thousands, except earnings per share)			
	2003 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$5,061	$5,143	$5,118	$5,295
Interest expense	1,545	1,554	1,499	1,475
Net interest and dividend income	3,516	3,589	3,619	3,820
Provision (benefit) for loan losses	141	(680)		(63)
Other income	474	535	581	623
Other expense	3,227	3,207	3,181	3,047
Income before income taxes	622	1,597	1,019	1,459
Income tax expense (benefit)	1,314	(12)	319	388
Net (loss) income	$ (692)	$1,609	$ 700	$1,071
Basic (loss) earnings per common share	$(0.18)	$0.41	$0.18	$0.27
(Loss) earnings per common share assuming dilution	$(0.17)	$0.40	$0.17	$0.27

The quarterly results of operations above for the period ended March 31, 2003 and June 30, 2003 have been revised from that previously reported to remove the extraordinary item. The extraordinary item treatment previously presented was revised, and its individual components were presented as part of income from continuing operations within income tax expense and other expense.

Prior to the revision, other expense for the three months ended March 31, 2003 and June 30, 2003 was $3,000,246 and $3,304,802, respectively; income before income taxes and extraordinary item for the three months ended March 31, 2003 and June 30, 2003 was $848,918 and $1,499,981, respectively; and income tax expense (benefit) for the three months ended March 31, 2003 and June 30, 2003 was $256,032 and $517,183, respectively.

Exhibit 23.1

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report dated January 13, 2005 with respect to the consolidated balance sheets of Slade's Ferry Bancorp. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004 which report appears in the Annual Report on Form 10-K for the year ended December 31, 2004 of Slade's Ferry Bancorp.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 22, 2005

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Exhibit 31.1

CERTIFICATIONS

I, Mary Lynn D. Lenz, certify that:

1. I have reviewed this annual report on Form 10-K of Slade's Ferry Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls and financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 29, 2005

/s/ Mary Lynn D. Lenz
President/Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Deborah A. McLaughlin, certify that:

1. I have reviewed this annual report on Form 10-K of Slade's Ferry Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures; and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c. Disclosed in this report any change in registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls and financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: March 29, 2005

/s/ Deborah A. McLaughlin
Chief Financial Officer/
Chief Operations Officer

Exhibit 32.1

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Mary Lynn D. Lenz, is the President and Chief Executive Officer of Slade's Ferry Bancorp. (the "Company"). This statement is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Report").

By execution of this statement, I certify that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

March 29, 2005	/s/ Mary Lynn D. Lenz
(Date)	(Signature) Mary Lynn D. Lenz President/Chief Executive Officer

Exhibit 32.2

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Deborah A. McLaughlin, is the Chief Financial Officer and Chief Operating Officer of Slade's Ferry Bancorp. (the "Company"). This statement is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Report").

By execution of this statement, I certify that:

3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and
4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

March 29, 2005
(Date)

/s/ Deborah A. McLaughlin
(Signature)

Deborah A. McLaughlin
Chief Financial Officer/
Chief Operations Officer

SLADE'S FERRY BANCORP. AND SLADE'S FERRY TRUST COMPANY

BOARD OF DIRECTORS
Slade's Ferry Bancorp. –
Slade's Ferry Trust Company

Peter G. Collias, Esquire
Clerk/Secretary of Slade's Ferry Bancorp. and Slade's Ferry Trust Company
Law Office of Peter G. Collias

Anthony F. Cordeiro
President – Anthony F. Cordeiro Insurance Agency, LLC

Paul C. Downey
President – Sakonnet Properties, Inc.

Melvyn A. Holland
Certified Public Accountant-Retired

Mary Lynn D. Lenz
President/Chief Executive Officer – Slade's Ferry Bancorp.
President/Chief Executive Officer – Slade's Ferry Trust Co.

Francis A. Macomber
President – LeComte's Dairy, Inc.

Majed Mouded MD
Physician

Shaun O'Hearn, Sr.
President – Bolger & O'Hearn Inc.

Lawrence J. Oliveira DDS
Orthodontist

Peter Paskowski
Past President of Slade's Ferry Trust Company

Kenneth R. Rezendes, Sr.
Chairman of the Board of Slade's Ferry Bancorp.
Chairman of the Board of Slade's Ferry Trust Company
Chairman – K. R. Rezendes, Inc.

William J. Sullivan
President – Sullivan Funeral Homes, Inc.

Charles Veloza
Past President – Charlie's Oil Co., Inc.

David F. Westgate
Vice Chairman of Slade's Ferry Bancorp.
Vice Chairman of Slade's Ferry Trust Company
President, Quequechan Management Corp.

OFFICERS
Slade's Ferry Bancorp.

Kenneth R. Rezendes, Sr.
Chairman of the Board

David F. Westgate
Vice Chairman

Mary Lynn D. Lenz
President/Chief Executive Officer

Deborah A. McLaughlin
Treasurer/Chief Operations Officer/ Chief Financial Officer

Manuel J. Tavares
Senior Vice President

EXECUTIVE MANAGEMENT
Slade's Ferry Trust Company

Mary Lynn D. Lenz
President
Chief Executive Officer

Paula Botelho
Senior Vice President

Paula Forsee
Vice President/Chief Credit Officer

Deborah A. McLaughlin
Treasurer/Chief Operations Officer/ Chief Financial Officer

Donna Sosnowski
Sr. Vice President/Human Resources

Manuel J. Tavares
Senior Vice President

Maria Urdi
Senior Vice President

OFFICERS
Slade's Ferry Trust Company

Isola A. Anctil
Assistant Vice President
Assistant Clerk/Secretary

Maria C. Barbosa
Vice President

Kelli A. Bienvenue
Assistant Treasurer

Catherine Blakey
Assistant Vice President

David Bojarczuk
Vice President/Controller

Michelle Caron
Assistant Treasurer

Peter G. Collias
Corporate Secretary

Sandra Curtis
Compliance Review Officer

Hugo DeMatos
Assistant Treasurer

Nicole Dion
Assistant Vice President

Donna Echevarria
Vice President

Suzanne L. Enck
Assistant Treasurer

Gabriela Farias
Operations Officer

Elizabeth Floen
Assistant Treasurer

Joseph J. Ganem
Vice President

Arthur R. Gauthier
Senior Vice President

Deborah A. Grimes
Vice President

Elaine M. Guillemette
Assistant Vice President

Lenore Hartman
Assistant Treasurer

Randy Lima
Assistant Treasurer

Cecelia M. Machado
Senior Vice President/Auditor

Carol A. Martin
Senior Vice President

John P. McMahon
Assistant Treasurer

Jay M. Moniz
Technology Officer

Lynn A. Motta
Vice President

Jeannine M. Paliotti
Vice President

Jeannette Rahl
Assistant Treasurer

Michelle Rivera
Assistant Treasurer

Lisa Russo
Assistant Treasurer

Deborah A. Silvia
Assistant Vice President

Michael Solomon
Vice President

Richard Van Blarcom
Vice President

CORPORATE HEADQUARTERS

Slade's Ferry Bancorp.
100 Slade's Ferry Avenue
Somerset, Massachusetts 02726
Tel. (508) 675-2121
Fax (508) 675-1751

BRANCH LOCATIONS

Assonet, MA
58B South Main Street

Fairhaven, MA
75 Huttleston Avenue

Fall River, MA
249 Linden Street
855 Brayton Avenue

New Bedford, MA
833 Ashley Boulevard

Seekonk, MA
1400 Fall River Avenue (Rte. 6)

Somerset, MA
100 Slade's Ferry Avenue
2722 County Street
Somerset High School

Swansea, MA
2388 G.A.R. Hwy

GENERAL COUNSELS

Atty. Peter G. Collias
Law Offices of Peter G. Collias
209 Bedford Street, Suite 302
Fall River, Massachusetts 02722
Tel. (508) 675-7894

Atty. Richard Schaberg
Thacher Proffitt & Wood, LLP
1700 Pennsylvania Avenue
Washington, DC 20006
Tel. (202) 347-8400

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shatswell, MacLeod and Company, P.C.
Certified Public Accountants
83 Pine Street
West Peabody, Massachusetts 01960
Tel. (978) 535-0206

FORM 10-K

Additional copies of the annual report on form 10-K, filed by Slade's Ferry Bancorp. for 2004 with the Securities and Exchange Commission may be obtained on our website at www.sladesferry.com under Shareholder Information or without charge by writing to:

Shareholder Services
Deborah A. McLaughlin
Treasurer/COO/CFO
Slade's Ferry Bancorp.
100 Slade's Ferry Avenue
Somerset, Massachusetts 02726

INVESTOR SERVICES

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Tel. (800) 368-5948
Web site: www.rtco.com

ANNUAL MEETING

The Annual Meeting of Shareholders of Slade's Ferry Bancorp. will be held at 10:00 a.m. on May 11, 2005 at the Advanced Technology Manufacturing Center, 151 Martine Street, Fall River, Massachusetts 02723.

DIVIDEND REINVESTMENT PLAN

The Plan provides for

- Reinvestment of all of the dividends
- Voluntary cash contributions of up to $5,000 annual, minimum $100
- No service fees or commissions

Information may be obtained by contacting Registrar and Transfer Company, Investor Services at (800) 368-5948.

STOCK TRADING

The common stock of Slade's Ferry Bancorp. is listed on the Nasdaq Small Cap Market under the symbol SFBC.